Exhibit 2.1

EXECUTION COPY

AGREEMENT FOR PURCHASE AND SALE OF

OF

MEMBERSHIP INTEREST

by and between

GAS TRANSMISSION NORTHWEST CORPORATION

and

TC PIPELINES INTERMEDIATE LIMITED PARTNERSHIP

May 19, 2009

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Section 10.05	Press Releases	28
Section 10.06	Assignment	28
Section 10.07	Severability	29
Section 10.08	Captions; Article and Section References	29
Section 10.09	Choice of Law	29
Section 10.10	Counterparts	29
Section 10.11	Waiver	29
Section 10.12	Construction	29
Section 10.13	Incorporation of Exhibits, Schedules and Appendices	29
Section 10.14	No Third-Party Beneficiaries	30
Section 10.15	No Consequential or Punitive Damages	30
Section 10.16	Time of Essence	30
Section 10.17	Defined Terms	30
Appendix A:	Definitions
Exhibit A:	Form of Common Unit Purchase Agreement
Exhibit B:	Form of Exchange Agreement
Exhibit C:	Form of Amendment to Partnership Agreement
Exhibit D:	Form of Closing Tax Certificate
Exhibit E:	Form of Yuma Transfer Agreement
Exhibit F	Form of Assignment and Assumption Agreement
Exhibit G:	NBLLC Budget
Schedules:	Schedules to Agreement

AGREEMENT FOR PURCHASE AND SALE
OF
MEMBERSHIP INTEREST

THIS AGREEMENT FOR PURCHASE AND SALE OF MEMBERSHIP INTEREST (this “Agreement”) is executed as of this 19th day of May, 2009 by and between GAS TRANSMISSION NORTHWEST CORPORATION, a California corporation (“Seller”), and TC PipeLines Intermediate Limited Partnership, a Delaware limited partnership (“Buyer”).  Seller and Buyer are sometimes referred to herein individually as a “Party” and collectively as the “Parties.”

W I T N E S S E T H:

WHEREAS, Seller owns a 100% membership interest (the “Seller LLC Interest”) in North Baja Pipeline, LLC, a Delaware limited liability company (“NBLLC”), and is a party to that Limited Liability Company Agreement, dated as of October 24, 2000, as amended by the Amendment to Limited Liability Company Agreement, dated January 31, 2005 (collectively, the “NBLLC Agreement”);

WHEREAS, Buyer desires to purchase and acquire, and Seller desires to sell and assign, the Seller LLC Interest pursuant to the terms and conditions set forth in this Agreement; and

WHEREAS, the sale of the Seller LLC Interest pursuant to this Agreement is part of, and coincident with the completion of, another transaction that includes the exchange by TC PipeLines GP, Inc., a Delaware corporation and an Affiliate of Seller, of certain incentive distribution rights available to it under the Amended and Restated Agreement of Limited Partnership of TC PipeLines, LP, a Delaware limited partnership and an Affiliate of Buyer (“Limited Partnership”), for common units of Limited Partnership and revised distribution rights (the “IDR Transaction”) and the subscription by TransCan Northern Ltd., a Delaware corporation, for certain common units of Limited Partnership.

NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, and for other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

ARTICLE I
SALE AND PURCHASE

    Section 1.01    Agreement to Sell and to Purchase Seller LLC Interest.  At the Closing, and on the terms and subject to the conditions set forth in this Agreement, Seller shall sell, assign and deliver to Buyer, and Buyer shall purchase and accept from Seller, the Seller LLC Interest.

    Section 1.02    Purchase Price.  The purchase price to be paid by Buyer to Seller for the Seller LLC Interest and, if transferred to Buyer in accordance with the terms hereof, the Other Yuma Assets (the “Purchase Price”) shall equal (a) the Base Purchase Price (which amount shall be adjusted in accordance with Section 1.03), plus (b) the Deferred Yuma Compensation Amount (if any).

    Section 1.03    Purchase Price Adjustment.

(a)    Within sixty (60) days after the Closing, Seller shall prepare and deliver to Buyer a written statement, together with supporting work papers with respect to the calculation of the amounts set forth therein (the “Adjustment Statement”), which reflects the Working Capital as of the Effective Date.  The items reflected on the Adjustment Statement shall be determined in accordance with GAAP applied on the same basis, and using the same principles, policies and methods as Seller has applied and used in connection with the preparation of the Proforma 12/31 Balance Sheet.  Buyer agrees to cooperate with Seller in connection with the preparation of the Adjustment Statement and related information, and shall provide to Seller and its representatives such books, records, information, and access to such of NBLLC’s or its Affiliates’ employees and properties during normal business hours as may be reasonably requested from time to time by Seller or its representatives.

(b)    Buyer may dispute the Adjustment Statement and the items reflected therein; provided, however, that Buyer shall notify Seller in writing of any disputed amounts, and provide a reasonably detailed description of the basis of such dispute, within sixty (60) days after Buyer’s receipt of the Adjustment Statement.  In the event of such a dispute, Buyer and Seller shall attempt to reconcile their differences and any resolution by them as to any disputed amounts shall be final, binding and conclusive on the Parties.  If Buyer and Seller are unable to reach a resolution of any such differences within thirty (30) days after Seller’s receipt of Buyer’s written notice of dispute, Buyer and Seller shall submit the amounts remaining in dispute for determination and resolution to the Independent Accounting Firm, which shall be instructed to determine and report to the Parties, within thirty (30) days after such submission, a resolution of such remaining disputed amounts, and such resolution shall be final, binding and conclusive on the Parties hereto with respect to the remaining amounts disputed.  The fees and disbursements of the Independent Accounting Firm shall be shared equally by Buyer and Seller.  For the avoidance of doubt, the Adjustment Statement and the amounts reflected thereon shall be deemed to be modified to the extent of any changes thereto that become final, binding and conclusive on the Parties based on mutual agreement or a determination of the Independent Accounting Firm in accordance with this Section 1.03(b).

(c)    Within five (5) Business Days after the earliest to occur of (i) a mutual written agreement of Buyer and Seller with respect to the Adjustment Statement, (ii) the termination of the 60-day period described in Section 1.03(b) if Buyer does not provide a notice of dispute within such period as provided therein and (iii) the final determination of all such disputed amounts in accordance with Section 1.03(b), (A) if Working Capital as of the Effective Date exceeds the Estimated Working Capital, Buyer shall pay Seller the amount of such excess, and (B) if Working Capital as of the Effective Date is less than the Estimated Working Capital, Seller shall pay to Buyer the amount of such deficiency.  All payments made pursuant to the previous sentence shall be paid together with interest thereon for the period commencing on the Effective Date through the date of payment, calculated at the Prime Rate in effect on the Effective Date, in cash by wire transfer of immediately available funds.

    Section 1.04    Purchase Price Allocation for Tax Purposes.  Within one hundred eighty (180) days after the Closing Date, Buyer will provide to Seller a copy of Internal Revenue Service Form 8594 and any required exhibits thereto (the “Asset Acquisition Statement”) with Buyer’s proposed allocation of the Purchase Price (and all other applicable amounts) among the assets of NBLLC.  If Seller disputes Buyer’s proposed allocation, Seller will give Buyer written notice of such dispute (“Tax Dispute Notice”) within thirty (30) days after receipt of the Asset Acquisition Statement setting forth the matters in dispute and the specific grounds of each dispute.  If Buyer does not receive a Tax Dispute Notice from Seller within such thirty (30) day period, Seller will be deemed to have agreed to, and accepted, such Asset Acquisition Statement.  Buyer and Seller will endeavor in good faith to resolve any disputes with respect to the Asset Acquisition Statement within fifteen (15) days after Buyer’s receipt of a Tax Dispute Notice from Seller and if the Parties cannot resolve any such disputes within such fifteen (15) day period, Buyer shall engage a nationally recognized independent accounting, law or appraisal firm chosen jointly by Buyer and Seller for resolution.  Both Buyer and Seller agree to accept such firm’s determination with respect to the Asset Allocation Statement, agree to file Forms 8594 with the Internal Revenue Service in accordance to such allocation and agree not to take any position before any Tax authority inconsistent therewith.  Any fees, costs and expenses for such engagement will be borne equally by Buyer and Seller.

   Section 1.05    Time and Place of the Closing.  Upon the terms and subject to the satisfaction of the conditions contained in this Agreement, the closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Orrick, Herrington & Sutcliffe LLP, 405 Howard Street, San Francisco, CA 94105 at 10:00 a.m., local time, on the fifth (5th) Business Day following the date on which all of the conditions to each Party’s obligations hereunder have been satisfied or waived (other than conditions to be satisfied at the Closing), or at such other place or time as the Parties may agree.  The date and time at which the Closing actually occurs is hereinafter referred to as the “Closing Date.”  Other than with respect to those matters that are effective or applicable as of the Effective Date as expressly provided herein, the Closing shall be effective for all purposes as of 12:01 a.m. Eastern time on the Closing Date.

    Section 1.06    Closing Statement; Closing Payment.

(a)    On the third (3rd) Business Day prior to the Closing, Seller shall deliver to Buyer a statement (the “Closing Statement”) setting forth (i) the Estimated Working Capital and (ii) the Interest Amount.  The Closing Statement shall be prepared by Seller in good faith and be accompanied by reasonably detailed supporting documentation as appropriate.

(b)    At the Closing, Buyer shall pay or cause to be paid to Seller, in cash, an amount equal to the Closing Payment by wire transfer of immediately available funds to the account or accounts designated by Seller prior to the Closing.

    Section 1.07    Deliveries by Seller.  At the Closing, Seller shall deliver or cause to be delivered to Buyer the following:

(a)    a certificate or certificates representing the Seller LLC Interest or other evidence of ownership, duly and validly endorsed in favor of Buyer;

(b)    evidence of the receipt of each Seller Required Approval;

(c)    the Assignment and Assumption Agreement, duly executed by Seller;

(d)    an executed certificate of non-foreign status satisfying the requirements of Treasury Regulation Section 1.445-2(b)(2) (the “Closing Tax Certificate”);

(e)    written resignations of the directors and officers (or persons holding similar offices) of NBLLC, such resignations to be effective concurrently with the Closing on the Closing Date; and

(f)    such other agreements, documents, instruments and writings as are expressly required to be delivered by Seller at or prior to the Closing Date pursuant to this Agreement.

Section 1.08    Deliveries by Buyer.  At the Closing, Buyer shall deliver or cause to be delivered to Seller the following:

(a)    the Closing Payment by wire transfer of immediately available funds;

(b)    evidence of the receipt of each Buyer Required Regulatory Approval;

(c)    the Assignment and Assumption Agreement, duly executed by Buyer; and

(d)    such other agreements, documents, instruments and writings as are expressly required to be delivered by Buyer at or prior to the Closing Date pursuant to this Agreement.

ARTICLE II
REPRESENTATIONS AND WARRANTIES OF SELLER

    Except as set forth in the Schedules, Seller hereby represents and warrants to Buyer as follows (it being understood and agreed that (x) the representations and warranties set forth in this Article II shall in no way apply to the Yuma Assets or the Excluded Assets and (y) the only representations and warranties to be made by Seller or any of its Affiliates with respect to the Yuma Assets shall be set forth in the Yuma Transfer Agreement when and if delivered in accordance with the terms hereof):

    Section 2.01    Organization and Qualification of Seller.  Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of California.  Seller has all requisite corporate power and authority to own and operate its business as presently conducted.  Seller is duly qualified as a foreign corporation and is in good standing in each jurisdiction where the character of its properties owned or held under lease or the nature of its activities makes such qualification necessary, except for such failures to be so qualified as would not reasonably be expected to have a Material Adverse Effect.

    Section 2.02    Authorization; Validity and Effect of Transaction Agreements.  Seller has the requisite power and authority to execute, deliver and perform its obligations under this Agreement and the other Transaction Agreements and to consummate the transactions contemplated hereby and thereby.  The execution and delivery of this Agreement and the other Transaction Agreements by Seller and the performance by it of its obligations hereunder and thereunder and the consummation of all of the transactions contemplated hereby and thereby have been (or, with respect to those Transaction Agreements to be delivered at the Closing, will at or prior to the Closing, be) duly authorized by Seller’s board of directors (and, if required, shareholders) and by all other necessary corporate action on the part of it, and no other proceedings are (or will be) necessary for Seller to authorize this Agreement or the other Transaction Agreements and the transactions contemplated hereby or thereby.  This Agreement and the other Transaction Agreements have been (or, with respect to those Transaction Agreements to be delivered at the Closing, will at or prior to the Closing, be) duly and validly executed and delivered by Seller and constitute (or will constitute) legal, valid and binding obligations of Seller, enforceable against Seller in accordance with their terms, except that such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law).

    Section 2.03    No Conflict; Required Filings and Consents Applicable to Seller.

(a)    Other than obtaining the Seller Required Approvals, neither the execution and delivery by Seller of this Agreement or the other Transaction Agreements, nor the performance by Seller of its obligations hereunder or thereunder, nor the consummation of the transactions contemplated hereby or thereby, will: (i) conflict with, or result in the breach of, any provision of its articles of incorporation, bylaws or any other governing or organizational document of Seller; (ii) violate any statute, law, ordinance, rule or regulation, applicable to Seller or any of its properties or assets; or (iii) except as set forth on Schedule 2.03(a), conflict with or result in any violation or breach of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, suspension, modification or acceleration of any obligation or any increase in any payment required by, or the impairment, loss or forfeiture of any Material benefits, rights or privileges under, or the creation of a Lien on any assets pursuant to (any such conflict, violation, breach, default, right of termination, cancellation or acceleration, loss or Lien, a “Violation”) any Contract (x) to which Seller is a party, (y) by which Seller or any of its assets or properties is bound or affected, or (z) pursuant to which such Seller is entitled to any rights or benefits, except for such Violations which would not reasonably be expected to have a Material Adverse Effect.

(b)    Except as set forth on Schedule 2.03(b) and other than obtaining the Seller Required Approvals and the Buyer Required Regulatory Approvals, no consent, approval, authorization, exemption or waiver of, permit from, or declaration, filing or registration with, any Governmental Authority or any other Person is required to be made or obtained by Seller in connection with the execution, delivery and performance of this Agreement or the other Transaction Agreements or the consummation of the transactions contemplated hereby or thereby, except where the failure to obtain such consent, approval, authorization, permit or declaration or to make such filing or registration would not reasonably be expected to have a Material Adverse Effect.

    Section 2.04    Ownership and Delivery of the Seller LLC Interest.  Seller is the sole legal and beneficial owner of the Seller LLC Interest.  The Seller LLC Interest constitutes the entire ownership interest in and to NBLLC.  Except as set forth on Schedule 2.04, Seller will, at the Closing, transfer good and valid title to the Seller LLC Interest to Buyer, free and clear of any and all Liens.  There are no outstanding subscriptions, options, warrants, calls, rights, commitments, arrangements, understandings or agreements of any character affecting Seller’s right to transfer the Seller LLC Interest as contemplated herein.

    Section 2.05    No Brokers.  Seller does not have any liability to pay any compensation to any broker, finder or agent with respect to the transactions contemplated hereby based upon arrangements made by or on behalf of Seller.

    Section 2.06    Legal Proceedings Relating to Seller.  There are no actions or proceedings pending or, to the Knowledge of Seller, threatened, against Seller before any court, arbitrator or Governmental Authority acting in an adjudicative capacity, which, if adversely determined, would prohibit or restrain the execution, delivery or performance of this Agreement or the other Transaction Agreements or any of the transactions contemplated hereby or thereby.  Seller is not subject to any outstanding judgments, rules, orders, writs, injunctions or decrees of any court or Governmental Authority which would prohibit or restrain the execution, delivery or performance of this Agreement, the other Transaction Agreements or any of the transactions contemplated hereby or thereby, and to the Knowledge of Seller, none are threatened.

    Section 2.07    Absence of Certain Changes.  Except as set forth on Schedule 2.07, between December 31, 2008 and the date hereof, (a) NBLLC has incurred no liabilities or obligations, fixed, contingent, accrued or otherwise that are of the type that are required to be set forth on a balance sheet prepared in accordance with GAAP (except for liabilities and obligations incurred in the ordinary course of business); (b) NBLLC has conducted the Business, in all Material respects, in the ordinary course; and (c) no event, occurrence or other matter has occurred that would reasonably be expected to have a Material Adverse Effect.

    Section 2.08    Organization and Qualification of NBLLC.  NBLLC is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware.  NBLLC has all requisite limited liability company power and authority to own and operate its business as presently conducted.  NBLLC is duly qualified as a foreign limited liability company in each of the jurisdictions where the character of its properties owned or held under lease or the nature of its activities makes such qualification necessary, except for such failures to be so qualified as would not reasonably be expected to have a Material Adverse Effect.

    Section 2.09    No Subsidiaries.

(a)    NBLLC does not own any equity interests in any other Person.

(b)    NBLLC is not a party to any Contract, or otherwise subject to any legal restriction, restricting its ability to pay dividends out of profits or make any other similar distributions of profits, except (i) as set forth on Schedule 2.09(b) and (ii) for legal restrictions, if any, under the Delaware Limited Liability Company Act.

    Section 2.10    Financial Statements.  Copies of the unaudited financial statements (including any notes and schedules thereto) of NBLLC as at December 31, 2008 are attached as Schedule 2.10 (the “Financial Statements”).  The Financial Statements (including in each case any related schedules and notes) fairly present in all Material respects the financial position of NBLLC as of the date specified therein, and the results of its operations for the respective period so specified, and have been prepared in accordance with GAAP consistently applied throughout the period involved.

    Section 2.11    Litigation; Observance of Orders.

(a)    Except as set forth on Schedule 2.11(a), there are no actions, suits or proceedings pending or, to the Knowledge of Seller, threatened against NBLLC, in any court or before any arbitrator of any kind or before or by any Governmental Authority that would reasonably be expected to have a Material Adverse Effect.  No litigation is currently pending against NBLLC by Rockford Corporation in connection with construction work  on the Pipeline, and NBLLC has never been a party to any such proceeding.

(b)    NBLLC is not in default under any order, judgment, decree or ruling of any court, arbitrator or Governmental Authority which default would reasonably be expected to have a Material Adverse Effect.

    Section 2.12    Tax Matters.  Except as set forth on Schedule 2.12:

(a)    all Material Tax Returns required to be filed by or with respect to the NBLLC have been or will be timely filed with the appropriate taxing authorities in all jurisdictions in which such Tax Returns are required to be filed;

(b)    such Tax Returns are or will be true and correct in all Material respects, and all Taxes reported on such Tax Returns have been or will be timely paid;

(c)    all Material Taxes and Tax liabilities due by or with respect to the income, assets or operations of NBLLC for all taxable years or portions thereof that end on or before the Closing Date have been timely paid or will be timely paid;

(d)    NBLLC has not, and Seller has not with respect to NBLLC or its assets, extended or waived the application of any statute of limitations of any jurisdiction regarding the assessment or collection of any Tax;

(e)    there are no audits, claims, assessments, levies, administrative proceedings, or lawsuits pending, or to the Knowledge of Seller, threatened against NBLLC by any taxing authority, and NBLLC has not received any written notices from any taxing authority relating to any issue which could have a Material affect on the Tax liability of NBLLC after the Closing Date;

(f)    since the Acquisition Date, no election has been made by NBLLC to be classified as an association taxable as a corporation for U.S. federal, state or local income tax purposes and NBLLC is currently and at all times since the Acquisition Date has been treated as a disregarded entity for all such purposes;

(g)    there are no Liens for Taxes (other than for current Taxes not yet due or payable) upon the assets of NBLLC;

(h)    none of the assets of NBLLC, directly or indirectly, secures any debt the interest on which is tax exempt under Section 103(a) of the Code;

(i)    Seller is not a Person other than a United States person within the meaning of the Code, and the transactions contemplated herein are not subject to the tax withholding provisions of the Code;

(j)    all Taxes which NBLLC is (or was) required by law to withhold or collect in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party have been duly withheld or collected, and have been or will be timely paid over to the proper authorities to the extent due and payable;

(k)    there are no tax sharing, allocation, indemnification or similar agreements in effect as between NBLLC or any Affiliate and any other party (including Seller and any predecessors or Affiliates thereof) under which Buyer or NBLLC could be liable for any Taxes of any party after the Closing Date;

(l)    NBLLC has not applied for, nor has it been granted, or agreed to any accounting method change for which it will be required to take into account any adjustment under Section 481 of the Code or any similar provision of the Code or the corresponding tax laws of any nation, state or locality; and

(m)    since the Acquisition Date, no written claim has ever been made by any taxing Governmental Authority in a jurisdiction where NBLLC does not file Tax Returns that NBLLC is or may be subject to taxation by that jurisdiction.

    Section 2.13    Title to Real and Personal Property.  Except as set forth on Schedule 2.13, NBLLC has good title in fee simple to, or has valid rights to lease or use, by easement, license, Contract or otherwise, all items of real and personal property used in the ordinary course of the Business, in each case free and clear of all Liens, except those that (a) do not materially interfere with the current use of such property by NBLLC or (b) constitute Permitted Encumbrances.

    Section 2.14    Permits; Intellectual Property.

(a)    NBLLC owns or possesses all Permits, patents, copyrights, service marks, trademarks and trade names, or rights thereto, necessary for the operation, ownership and maintenance of the Pipeline and the conduct of the Business, except where the failure to own or possess the same would not reasonably be expected to have a Material Adverse Effect.  Since the Acquisition Date, NBLLC has not received any written notice of any revocation or modification of any such Permit, patent, copyright, service mark, trademark or trade name and has not received any written notice that such Permit, patent, copyright, service mark, trademark or trade name will not be renewed in the ordinary course of business.

(b)    Since the Acquisition Date, NBLLC has made all declarations and filings with the appropriate Governmental Authorities that are necessary for the ownership, maintenance or lease of its Material properties and the conduct of the Business, except where the failure to make the same would not reasonably be expected to have a Material Adverse Effect.

    Section 2.15    Condition of Assets.  The Pipeline and all other tangible Material property owned by NBLLC have been maintained in all Material respects to prevailing industry standards for similar assets and, except as set forth on Schedule 2.15(a), are in satisfactory operating condition and repair, ordinary wear and tear excepted; and (b) there are no capital expenditures currently required in order to preserve the satisfactory operating condition of such assets, other than (i) as reflected in the NBLLC Budget and (ii) normal maintenance expenditures that are incurred or expected to be incurred in the ordinary course of operating the Business.

    Section 2.16    Employee Matters.

(a)    NBLLC does not currently have and has never had any employees.  Except as set forth on Schedule 2.16(a), there are no employee or employee-benefit related liabilities to which NBLLC is subject.

(b)    The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby do not involve any transaction that, absent an applicable exemption, is subject to the prohibitions of Section 406(b) of ERISA or in connection with which, absent an applicable exemption, a Tax could be imposed pursuant to Section 4975(c)(1)(A)-(D) of the Code.

    Section 2.17    No Violation or Default.  Except as set forth on Schedule 2.17, NBLLC is not (a) in violation of the NBLLC Agreement, its certificate of formation or any other governing or organizational document of NBLLC; (b) in default, and no event has occurred that, with notice or lapse of time or both, would constitute such a default, in the due performance or observance by NBLLC of any term, covenant or condition contained in any Contract to which NBLLC is a party or by which NBLLC is bound or to which any of the property or assets of NBLLC is subject; or (c) in violation of any law or statute or any judgment, or order, rule or regulation of any court or arbitrator or Governmental Authority, except, in the case of clauses (b) and (c) above, for any such default or violation that would not reasonably be expected to have a Material Adverse Effect.  Notwithstanding the foregoing, it is understood and agreed that the representations and warranties set forth in this Section 2.17 shall not apply to (i) matters relating to Taxes (as the sole and exclusive representations and warranties regarding Taxes are set forth in Section 2.12), (ii) Permits, declarations and filings (as the sole and exclusive representations and warranties regarding Permits, declarations and filings are set forth in Section 2.14), (iii) employee matters (as the sole and exclusive representations and warranties regarding employee matters are set forth in Section 2.16) and (iv) environmental matters (as the sole and exclusive representations and warranties regarding environmental matters are set forth in Section 2.20).

Section 2.18    Material NBLLC Agreements.  The Contracts set forth on Schedule 2.18 (collectively, the “Material NBLLC Agreements”) constitute all Material gas transportation contracts, operation and maintenance agreements, construction contracts and other Material contracts to which NBLLC is a party or by which it is bound or to which any of the property or assets of NBLLC is subject.  The Material NBLLC Agreements have been duly authorized, executed and delivered by NBLLC and constitute valid and legally binding agreements of NBLLC enforceable against NBLLC in accordance with their terms, except that such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law).

    Section 2.19    Insurance.  NBLLC has insurance with Reputable Insurers covering its properties (including the Pipeline and related equipment) against loss or damage of the kinds customarily insured against by companies similarly situated in the industry in which NBLLC conducts the Business, in such amounts and with such deductibles as is customary for similarly situated companies; and, since the Acquisition Date, NBLLC has not received written notice from any insurer or agent of such insurer that capital improvements or other expenditures are required or necessary to be made in order to continue such insurance.

    Section 2.20    Compliance With Environmental Laws.  Except as set forth on Schedule 2.20, since the Acquisition Date (a) NBLLC has been operated in compliance with any and all Environmental Laws; (b) NBLLC has received and is in compliance with all Permits required of it under applicable Environmental Laws to conduct the Business; (c) NBLLC has not been the subject of any outstanding order or judgment from a Governmental Authority under applicable Environmental Laws requiring remediation or payment of a fine in an amount in excess of $500,000 individually or in the aggregate, and (d) NBLLC has not received any written notice of any actual or potential liability for the violation of, or noncompliance with any Environmental Law, or the investigation or remediation of any disposal or release of hazardous or toxic substances or wastes, pollutants or contaminants under any Environmental Law, except in the case of the foregoing clauses (a) and (b) for any such noncompliance as would not reasonably be expected to have a Material Adverse Effect.  Except for actions and conditions which have not had and would not reasonably be expected to have a Material Adverse Effect, to the Knowledge of Seller no condition exists on any property currently owned or leased by NBLLC which would subject NBLLC or such property to any remedial obligations or liabilities.

    Section 2.21    No Conflict; Required Filings and Consents Applicable to NBLLC.

(a)    Except as set forth on Schedule 2.21(a), neither the execution and delivery by Seller of this Agreement or the other Transaction Agreements, nor the performance by Seller of the obligations hereunder or thereunder, nor the consummation of the transactions contemplated hereby or thereby, will result in a Violation of any Contract (i) to which NBLLC is a party, (ii) by which NBLLC or any of its assets or properties is bound or affected, or (iii) pursuant to which NBLLC is entitled to any rights or benefits, except for such Violations which would not reasonably be expected to have a Material Adverse Effect.

(b)    Except as set forth on Schedule 2.21(b), no consent, approval, authorization, exemption or waiver of, permit from, or declaration, filing or registration with, any Governmental Authority, or any other Person is required to be made or obtained by NBLLC in connection with the execution, delivery and performance of this Agreement or the other Transaction Agreements or the consummation of the transactions contemplated thereby, except where the failure to obtain such consent, approval, authorization, permit or declaration or to make such filing or registration would not reasonably be expected to have a Material Adverse Effect.

    Section 2.22    Intercompany Matters.  Except for the Transaction Documents, the documents contemplated by Section 4.05 or as set forth in Schedule 2.22, there are no intercompany contracts or other arrangements, including arrangements regarding payment of Taxes, between NBLLC on the one hand and Seller and its Affiliates on the other that (a) can not be terminated by NBLLC upon notice of 30 days or less and (b) would subject NBLLC to any obligations or liabilities, or otherwise bind NBLLC, subsequent to the Closing.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF BUYER

    Buyer hereby represents and warrants to Seller as follows:

    Section 3.01    Organization and Qualification of Buyer.  Buyer is a limited partnership duly organized, validly existing and in good standing under the laws of Delaware.  Buyer has all requisite power and authority to own and operate its business as presently conducted.  Buyer is duly qualified as a foreign limited partnership and is in good standing in each jurisdiction where the character of its properties owned or held under lease or the nature of its activities makes such qualification necessary, except for such failures to be so qualified as would not reasonably be expected to have a material adverse effect on Buyer.

    Section 3.02    Authorization; Validity and Effect of Transaction Agreements.  Buyer has the requisite power and authority to execute, deliver and perform its obligations under this Agreement and the other Transaction Agreements and to consummate the transactions contemplated hereby and thereby.  The execution and delivery of this Agreement and the other Transaction Agreements by Buyer and the performance by it of its obligations hereunder and thereunder and the consummation of all of the transactions contemplated hereby and thereby have been (or, with respect to those Transaction Agreements to be delivered at the Closing, will at or prior to the Closing, be) duly authorized by Buyer’s general partner and by all other necessary limited partnership action on the part of it, and no other proceedings are (or will be) necessary for Buyer to authorize this Agreement or the other Transaction Agreements and the transactions contemplated hereby or thereby.  This Agreement and the other Transaction Agreements have been (or, with respect to those Transaction Agreements to be delivered at the Closing, will, at or prior to the Closing, be) duly and validly executed and delivered by Buyer and constitute (or will constitute) legal, valid and binding obligations of Buyer, enforceable against Buyer in accordance with their terms, except that such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law).

    Section 3.03    No Conflict; Required Filings and Consents Applicable to Buyer.

(a)    Other than obtaining the Buyer Required Regulatory Approvals, neither the execution and delivery by Buyer of this Agreement or the other Transaction Agreements, nor the performance by Buyer of its obligations hereunder or thereunder, nor the consummation of the transactions contemplated hereby or thereby, will:  (i) conflict with, or result in the breach of, any provision of its certificate of limited partnership or limited partnership agreement or any other governing or organizational document of Buyer; (ii) violate any statute, law, ordinance, rule or regulation applicable to Buyer or any of its respective properties or assets; or (iii) conflict with or result in any Violation of any Contract (x) to which Buyer is a party, (y) by which Buyer or any of its assets or properties is bound or affected, or (z) pursuant to which Buyer is entitled to any rights or benefits, except for such Violations which would not reasonably be expected to have a material adverse effect on Buyer

(b)    Other than obtaining the Buyer Required Regulatory Approvals and the Seller Required Approvals, no consent, approval, authorization, exemption or waiver of, permit from, or declaration, filing or registration with, any Governmental Authority, or any other Person is required to be made or obtained by Buyer in connection with the execution, delivery and performance of this Agreement or the other Transaction Agreements or the consummation of the transactions contemplated hereby or thereby, except where the failure to obtain such consent, approval, authorization, permit or declaration or to make such filing or registration would not reasonably be expected to have a material adverse effect on Buyer.

Section 3.04    No Brokers.  Buyer has no liability to pay any compensation to any broker, finder or agent with respect to the transactions contemplated hereby based upon arrangements made by or on behalf of Buyer.

Section 3.05    Legal Proceedings Relating to Buyer.  There are no actions or proceedings pending or, to Buyer’s knowledge, threatened against Buyer before any court or Governmental Authority acting in an adjudicative capacity, which, if adversely determined, would prohibit or restrain the execution, delivery or performance of this Agreement or the other Transaction Agreements or any of the transactions contemplated hereby or thereby.  Buyer is not subject to any outstanding judgments, rules, orders, writs, injunctions or decrees of any court or Governmental Authority which would prohibit or restrain the execution, delivery or performance of this Agreement, the other Transaction Agreements or any of the transactions contemplated hereby or thereby.

Section 3.06    Acquisition for Investment.  Buyer has such knowledge and experience in financial and business matters that Buyer is capable of evaluating the merits and risks of the investment contemplated by this Agreement and making an informed investment decision with respect thereto.  Buyer is acquiring the Seller LLC Interest for Buyer’s own account, for investment only and not with a view to, or any present intention of, effecting a distribution of such Seller LLC Interest in violation of the Securities Act.  Buyer acknowledges that the Seller LLC Interest has not been registered under the Securities Act or the securities laws of any state or other jurisdiction and cannot be disposed of except in accordance with the Securities Act and any applicable state laws.  Buyer is an accredited investor (within the meaning of Regulation D promulgated under the Securities Act).

Section 3.07    No Other Representations; Waiver of Implied Warranties.  Except as otherwise provided in this Agreement, Seller has not made and does not make any other representations or warranties as to the Seller LLC Interest, NBLLC, the Business or any matter or thing affecting or relating to NBLLC and its business, operations, assets, properties, liabilities, financial condition, results of operation or affairs.  Buyer hereby waives, to the extent permitted by law, any implied warranty applicable to the transactions contemplated hereby (including any implied warranty of merchantability or fitness for a particular purpose).  Buyer acknowledges that it has had the opportunity to conduct its own independent investigation, analysis and evaluation of the Seller LLC Interest, NBLLC and the Business.

ARTICLE IV
COVENANTS OF THE PARTIES

    Section 4.01    Expenses. Buyer and Seller shall be solely responsible for their respective expenses and costs incurred in connection with the execution and performance of this Agreement, the other Transaction Agreements and the transactions contemplated hereby and thereby.

    Section 4.02    Cash.  For the avoidance of doubt and in accordance with the terms set forth herein, (a) any cash received by NBLLC on or prior to the Effective Date will be for the account of Seller and (b) any cash received by NBLLC after the Effective Date will be for the account of Buyer (it being understood and agreed that, in accordance with the foregoing, if and to the extent that cash is received by NBLLC after the Effective Date at a time when the Closing has not yet occurred, Seller shall not be permitted to cause NBLLC to distribute such cash to Seller but rather shall cause such cash to remain in NBLLC until the Closing).

    Section 4.03    Access to Information by Buyer.  Seller shall grant Buyer reasonable access during normal business hours to all books and records concerning NBLLC and the Seller LLC Interest which Seller has in its possession or control as Buyer deems reasonably necessary or advisable in connection with the consummation of the transactions contemplated hereby; provided that such access shall not materially interfere with normal operations of NBLLC.

    Section 4.04    Conduct of the Business Pending the Closing Date.

(a)    Except as required or permitted by this Agreement, or otherwise approved in writing by Buyer (which approval shall not be unreasonably withheld or delayed) during the period commencing on the date hereof and ending on the Closing Date, Seller will, and will cause NBLLC to (it being understood and agreed that the following provisions shall not apply to actions taken or not taken by Seller or NBLLC with respect to the Yuma Assets):

                (i)    operate and maintain the Business in all material respects in the usual, regular and ordinary manner consistent with past practices, and to the extent consistent with such operation and maintenance, preserve the present business organization of the Business;

                (ii)    maintain its books, accounts and records relating to the Business in the usual, regular and ordinary manner, on a basis consistent with past practice, comply in all Material respects with all laws, rules or regulations of any Governmental Authority and contractual obligations applicable to the Business or to the conduct of the Business and perform all of its Material obligations relating to the Business;

                (iii)    not waive any Material claims or rights relating to the Business;

                (iv)    after obtaining Knowledge thereof, give notice to Buyer of any claim or litigation (threatened or instituted) or any other event or occurrence which would reasonably be expected to have a Material Adverse Effect, or which could reasonably be expected to cause Seller to breach any representation, warranty or covenant contained in this Agreement;

                (v)    not file an election to have NBLLC classified as an association taxable as a corporation for U.S. federal, state or local income tax purposes; and

                (vi)    not agree, whether in writing or otherwise, to take any action which is inconsistent with this Section 4.04(a).

(b)    Notwithstanding anything to the contrary in this Section 4.04, prior to the Closing Date, Buyer, on the one hand, and Seller, on the other hand, will act independently of each other in making decisions as to their respective businesses.

    Section 4.05    Recapitalization; Other Pre-Closing Transactions.  Seller shall, and shall cause NBLLC to, effect the Recapitalization of NBLLC prior to Closing.  Prior to the Closing, each of Buyer and Seller shall, and, as applicable, shall cause their respective Affiliates to, execute and deliver the following documents and, if applicable, carry out and effect the transactions contemplated thereby: (a) a common unit purchase agreement in the form of Exhibit A, (b) an exchange agreement in the form of Exhibit B and (c) an amendment to the Amended and Restated Agreement of Limited Partnership of Limited Partnership in the form of Exhibit C.

    Section 4.06    Disputes.  In the event of a Dispute, upon the written request (a “Request”) of any Party to this Agreement, the matter shall immediately be referred to senior officers of each Party designated by such Party for resolution.  The designated senior officers shall meet immediately and attempt in good faith to negotiate a resolution of the Dispute.  If the Parties are unable to resolve the Dispute within 15 Business Days after receipt by a Party of a Request, then either Party may seek any legal avenue available to resolve the Dispute.

    Section 4.07    Excluded Assets.  Prior to the Closing, Seller shall cause NBLLC to transfer the Excluded Assets from NBLLC to Seller or an Affiliate of Seller.

    Section 4.08    Commercially Reasonable Efforts.  Each Party shall use its commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement and the other Transaction Agreements as soon as reasonably practicable, including such actions or things as any Party hereto may reasonably request in order to cause any of the conditions to any other Party’s obligation to consummate such transactions specified in Article V to be fully satisfied, and as promptly as is reasonably practicable cooperate with and furnish information to each other in connection with any requirements imposed upon any of them with respect thereto.  In furtherance of the foregoing covenant, each of Buyer and Seller shall prepare and submit, as soon as practicable following the execution by Seller and Buyer of this Agreement, all necessary filings in connection with the transactions contemplated by this Agreement that may be required under the HSR Act and the rules and regulations promulgated thereunder.  Each Party shall, if applicable, request expedited treatment of such filings, shall promptly make any appropriate or necessary subsequent or supplementary filings, and shall cooperate with each other in the preparation of such filings as is reasonably necessary and appropriate.  The cost of any filings under the HSR Act required in connection with the transactions contemplated hereby shall be borne equally by Buyer and Seller.

    Section 4.09    Schedules.

(a)    Any information disclosed by any Party hereto pursuant to any Schedule hereto shall be deemed to be disclosed to the other Party for all purposes of this Agreement, the Transaction Agreements and the Yuma Transfer Agreement (if any).  Neither the specification of any dollar amount or any item or matter in any provision of this Agreement, any Transaction Agreement or the Yuma Transfer Agreement (if any) nor the inclusion of any specific item or matter in any Schedule hereto or thereto is intended to imply that such amount, or higher or lower amounts, or the item or matter so specified or included, or other items or matters, are or are not Material, and no party shall use the fact of the specification of any such amount or the specification or inclusion of any such item or matter in any dispute or controversy between the parties as to whether any item or matter is or is not Material for purposes of this Agreement, any Transaction Agreement or the Yuma Transfer Agreement (if any).  Neither the specification of any item or matter in any provision of the Agreement, any Transaction Agreement or the Yuma Transfer Agreement (if any) nor the inclusion of any specific item or matter in any Schedule hereto or thereto is intended to imply that such item or matter, or other items or matters, are or are not in the ordinary course of business, and no party shall use the fact of the specification or the inclusion of any such item or matter in any dispute or controversy between the parties as to whether any item or matter is or is not in the ordinary course of business for purposes of this Agreement, any Transaction Agreement or the Yuma Transfer Agreement (if any).

(b)    Each Party shall, from time to time prior to or at the Closing, supplement or amend any Schedule hereto to correct any matter which would constitute a breach of any representation, warranty, covenant or obligation contained herein.  No such supplemental or amended Schedule shall be deemed to cure any breach for purposes of Section 5.02(a) or Section 5.03(a) (as applicable).  If, however, the Closing occurs, any such supplement and amendment relating to matters arising after the date hereof will be effective to cure and correct for all purposes any inaccuracy in or breach of any representation, warranty, covenant or obligation which would have existed if such Party had not made such supplement or amendment, and all references to any Schedule hereto which is supplemented or amended as provided in this Section 4.09 shall for all purposes after the Closing be deemed to be a reference to such Schedule as so supplemented or amended.

ARTICLE V
CONDITIONS PRECEDENT

    Section 5.01    Conditions to Obligation of Each Party to Close.  The respective obligations of each Party to effect the transactions contemplated hereby shall be subject to the satisfaction or waiver at or prior to the Closing Date of all of the following conditions:

(a)    No Orders.  No statute, rule, regulation, executive order, decree, ruling, permanent injunction or other permanent order shall have become effective (and final and nonappealable) permanently restraining, enjoining or otherwise prohibiting or making illegal the consummation of the transactions contemplated by this Agreement or the other Transaction Agreements.

(b)    HSR Act.  All waiting periods (and any extensions thereof) applicable to this Agreement and the transactions contemplated hereby under the HSR Act shall have expired or been terminated.

(c)    Closing of IDR Transaction.  Closing of the IDR Transaction shall have occurred or shall occur contemporaneously with the Closing.

    Section 5.02    Conditions to Seller’s Obligation to Close.  Seller’s obligation to effect the transactions contemplated hereby shall be subject to the satisfaction or waiver on or prior to the Closing Date of all of the following conditions:

(a)    Representations and Warranties; Covenants.  The representations and warranties of Buyer contained in Article III shall be true and correct in all material respects (except where such representations and warranties are already modified by materiality, in which case, such representations and warranties shall be true and correct in all respects) on and as of the date of execution of this Agreement and on and as of the Closing Date, with the same force and effect as though such representations and warranties had been made on, as of and with reference to such time, and Buyer shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by Buyer at or prior to the Closing Date.  Buyer shall have delivered a certificate to Seller (“Buyer Closing Certificate”) at Closing attesting to these matters.

(b)    Consents and Approvals.  All Seller Required Approvals shall have been obtained.

    Section 5.03    Conditions to Buyer’s Obligation to Close.  Buyer’s obligation to effect the transactions contemplated hereby shall be subject to the satisfaction or waiver on or prior to the Closing Date of all of the following conditions:

(a)    Representations and Warranties; Covenants.  The representations and warranties of Seller contained in Article II shall be true and correct in all material respects (except where such representations and warranties are already modified by materiality, in which case, such representations and warranties shall be true and correct in all respects) on and as of the date of execution of this Agreement and on and as of the Closing Date, with the same force and effect as though such representations and warranties had been made on, as of and with reference to such time, and Seller shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by Seller at or prior to the Closing Date.  Seller shall have delivered a certificate to Buyer (“Seller Closing Certificate”) at Closing attesting to these matters.

(b)    Consents and Approvals.  All Buyer Required Regulatory Approvals shall have been obtained.

(c)    No Material Adverse Effect.  No Material Adverse Effect shall have occurred since the date hereof.

(d)    Completion of Recapitalization.  Seller shall have effected the Recapitalization.

(e)    Transfer of Excluded Assets.  The Excluded Assets shall have been transferred from NBLLC to Seller or an Affiliate of Seller.

ARTICLE VI
SURVIVAL; INDEMNIFICATION

    Section 6.01    Survival.  The representations, warranties, covenants, agreements and indemnification obligations of the Parties contained in (A) this Agreement shall survive the Closing until 18 (eighteen) months from the Closing Date and shall thereafter terminate and expire on the first Business Day following the date that is 18 (eighteen) months from the Closing Date and (B) the Yuma Transfer Agreement (if any) shall survive the Yuma Transfer until 18 (eighteen) months from the Yuma Transfer Date and shall thereafter terminate and expire on the first Business Day following the date that is 18 (eighteen) months from the Yuma Transfer Date; provided, however, that: (a) the representations and warranties of Seller contained in Section 2.12 (Taxes) (and the indemnification obligations of Seller with respect thereto, set out in Section 7.06) shall survive until the expiration of the applicable statute of limitations, (b) the representations and warranties of Seller contained in Section 2.20 (Compliance with Environmental Laws) and in Section 2.8 of the Yuma Transfer Agreement (Compliance with Environmental Laws) (and the indemnification obligations of Seller with respect thereto) shall survive until the three year anniversary of the Closing Date and shall thereafter terminate and expire on the first Business Day following the three year anniversary of the Closing Date, (c) the representations and warranties of the Parties set forth in Section 2.02 (Authorization; Validity and Effect of Transaction Agreements), Section 2.04 (Ownership), Section 2.05 (No Brokers-Seller), Section 3.02 (Authorization; Validity and Effect of Transaction Agreements), Section 3.04 (No Brokers-Buyer), Sections 2.02 and 2.05 of this Agreement that are incorporated by reference into the Yuma Transfer Agreement pursuant to Section 2.1(b) thereof and Sections 3.02 and 3.04 of this Agreement that are incorporated by reference into the Yuma Transfer Agreement pursuant to Section 3.1(b) thereof (collectively, the “Identified Representations”) (and the indemnification obligations of the Parties with respect thereto) shall survive indefinitely, (d) Seller’s indemnification obligations with respect to the Yuma Indemnified Matters shall survive (1) if the Yuma Transfer occurs, until 18 (eighteen) months from the Yuma Transfer Date (subject to any longer survival period for specified representations set forth in the Yuma Transfer Agreement as provided herein) and (2) if the Yuma Transfer does not occur, until the expiration of the applicable statute of limitations and (e) Buyer’s indemnification obligations with respect to the Seller GBN Guaranty shall survive for so long as Seller is obligated with respect to the Seller GBN Guaranty.  Notwithstanding anything to the contrary in the preceding sentence, (i) any claim for indemnification which shall have been asserted pursuant to Section 6.04 or Section 7.06 prior to the expiration of the survival period applicable to such claim shall survive until the final resolution of such claim in accordance with the provisions of this Article VI; and (ii) in the event that (x) a Party provides written notice to the other Party that the first Party may seek indemnification under this Article VI or Article VII for a potential Loss and Expense prior to the expiration period applicable to the potential claim described in such notice, (y) such written notice describes in reasonable detail the specific factual basis for such potential Loss and Expense and (z) such first Party asserts an actual claim for indemnification pursuant to Section 6.04 or Section 7.06 within sixty (60) days of such notice, then the potential indemnification claim described in such notice shall survive until the final resolution of such claim in accordance with the provisions of this Article VI.

    Section 6.02    Indemnification of Buyer.

(a)    From and after the Closing Date, but subject to the limitations set forth in this Article VI, Seller shall indemnify and hold harmless Buyer and its officers, directors, employees, agents and representatives (the “Buyer Indemnified Parties”) from and against any damage, loss, claim, obligation, liability, cost (including reasonable attorneys’ fees and expenses), expense or deficiency (collectively, “Loss and Expense”) suffered or incurred by any of the Buyer Indemnified Parties by reason of, arising out of, or resulting from (i) any breach of any representation, warranty, covenant or agreement of Seller contained in this Agreement, the other Transaction Agreements, the Yuma Transfer Agreement (if delivered hereunder) or any certificate or document required to be delivered by Seller to Buyer pursuant to this Agreement, any other Transaction Agreement or the Yuma Transfer Agreement (if delivered hereunder) (other than breaches or representations, warranties and covenants in Section 2.12 or Article VII, the indemnification obligations for which are set forth in Article VII), (ii) any Yuma Indemnified Matter, (iii) any Rockford Indemnified Matter or (iv) any claim or liability relating to the Excluded Assets.

(b)    Subject to the terms and conditions of this Agreement, any Loss and Expense suffered by the Buyer Indemnified Parties for which the Buyer Indemnified Parties are to be indemnified by Seller pursuant to this Article VI or Section 7.06 shall be paid by Seller to the Buyer Indemnified Parties in U.S. Dollars.

    Section 6.03    Indemnification of Seller.

(a)    From and after the Closing, but subject to the limitations set forth in this Article VI, Buyer shall indemnify and hold harmless Seller and its officers, directors, employees, agents and representatives (the “Seller Indemnified Parties”) from and against any Loss and Expense suffered or incurred by reason of, arising out of, or resulting from (i) any breach of any representation, warranty, covenant or agreement of Buyer contained in this Agreement, the other Transaction Agreements, the Yuma Transfer Agreement (if delivered hereunder) or any certificate or document required to be delivered by Buyer to Seller pursuant to this Agreement, any other Transaction Agreement or the Yuma Transfer Agreement (if delivered hereunder) or (ii) the Seller GBN Guaranty to the extent related to the period subsequent to the Yuma Transfer Date.

(b)    Subject to the terms and conditions of this Agreement, any Loss and Expense suffered by the Seller Indemnified Parties for which the Seller Indemnified Parties are to be indemnified by Buyer pursuant to this Section 6.03 shall be paid by Buyer to the Seller Indemnified Parties in U.S. Dollars.

    Section 6.04    Indemnification Procedures.

(a)    Terms.  As used herein, the term “Indemnified Party” shall mean the Buyer Indemnified Parties or Seller Indemnified Parties, as applicable, the term “Notifying Party” shall mean the Party entitled to indemnification hereunder, and the “Indemnifying Party” shall refer to the Party obligated to indemnify such Notifying Party’s Indemnified Parties.

(b)    Claims.  An Indemnified Party that seeks indemnification under this Article VI for a Loss and Expense that does not arise out of a Third Party Claim (such claim for indemnification being referred to herein as a “Claim”) shall promptly notify the Indemnifying Party of such Claim in writing.  Such notice shall be a condition precedent to any liability of the Indemnifying Party for such Claim under this Article VI, and such notice shall describe the Claim in reasonable detail and shall indicate the amount (estimated if necessary) of the Loss and Expense that has been or may be sustained by the Indemnified Party.

(c)    Third Party Claims.  In the event that any of the Indemnified Parties is made or threatened to be made a defendant in or party to any action or proceeding, judicial or administrative, instituted by any third party, the liabilities for which, or the costs or expenses of which, are or would be a Loss and Expense for which the Indemnified Party is entitled to indemnification hereunder (any such third party action or proceeding being referred to herein as a “Third Party Claim”), the Notifying Party shall give the Indemnifying Party notice in writing, within ten (10) calendar days after learning of such Third Party Claim.  The failure to timely give such notice shall not affect any Indemnified Party’s ability to seek reimbursement except to the extent such failure adversely affects the Indemnifying Party’s ability to defend successfully a Third Party Claim or such notice is given after the expiration of the applicable survival period set forth in Section 6.01.  The Indemnifying Party shall be entitled to contest and defend such Third Party Claim; provided, that the Indemnifying Party diligently contests and defends such Third Party Claim.  Notice of the intention to contest and defend shall be given by the Indemnifying Party to the Notifying Party within ten (10) Business Days after the Notifying Party’s notice of such Third Party Claim (but in all events as soon as possible prior to the date an answer or other defense to such Third Party Claim is due to be filed).  Such contest and defense shall be conducted by competent counsel employed by the Indemnifying Party and reasonably acceptable to the Notifying Party.  The Notifying Party shall be entitled at any time, at its own cost and expense (which expense shall not constitute a Loss and Expense) to participate in such contest and defense and to be represented by attorneys of its or their own choosing.  If the Notifying Party elects to participate in such defense, the Notifying Party shall cooperate with the Indemnifying Party in the conduct of such defense.  Neither the Notifying Party nor the Indemnifying Party may concede, settle or compromise any Third Party Claim without the consent of the other Party, which consent shall not be unreasonably withheld or delayed.  Subject to the preceding sentence, in the event the Indemnifying Party fails to contest and defend a Third Party Claim, the Notifying Party shall be entitled to contest and defend such Third Party Claim in such manner and on such terms as the Notifying Party may deem appropriate, and the Indemnifying Party shall be liable for the Loss and Expense of the Notifying Party in accordance with the provisions of this Article VI.

Section 6.05    Limitations.

(a)    Excluded Losses and Basket.  Notwithstanding anything herein to the contrary, no Indemnifying Party shall have any obligation or liability to indemnify an Indemnified Party under this Article VI (i) with respect to any claim or series of related claims, unless in the reasonable estimate of the Notifying Party, the amount of indemnifiable Loss and Expense in respect of such claims is greater than or equal to $50,000.00 (a “Qualifying Claim”); and (ii) unless and until the aggregate indemnifiable Loss and Expense suffered by such Indemnified Party arising out of Qualifying Claims exceeds $3,000,000.00, in which event all such Loss and Expense in excess of $3,000,000.00 shall be paid in accordance with the terms of this Article VI.  The foregoing limitations shall not apply to any Loss and Expense resulting from or arising out of (v) a breach of an Identified Representation, (w) any Yuma Indemnified Matter, (x) the Seller GBN Guaranty, (y) any Rockford Indemnified Matter or (z) the Excluded Assets.

(b)    Multiple Indemnification.  Notwithstanding anything to the contrary herein, to the extent that an Indemnified Party has multiple rights of indemnification pursuant to this Article VI and/or Article VII, such Indemnified Party may only, consistent with the limitations set forth herein, recover such Loss and Expense one time.

(c)    Maximum Indemnification Liability of Seller.  Notwithstanding anything herein to the contrary, the maximum aggregate liability of Seller to the Buyer Indemnified Parties pursuant to Section 6.02 shall be an amount equal to 15% of the Purchase Price; provided, however, that the foregoing limitation shall not apply to (i) any Loss and Expense resulting from or arising out of a breach of an Identified Representation, in which case the maximum aggregate liability of Seller to the Buyer Indemnified Parties pursuant to Section 6.02 shall in no event exceed an amount equal to the Purchase Price, or (ii) any Loss and Expense resulting from or arising out of or resulting from (x) any Yuma Indemnified Matter, (y) the Rockford Indemnified Matter or (z) the Excluded Assets, in each such case for which the maximum aggregate liability of Seller to the Buyer Indemnified Parties pursuant to Section 6.02 shall not be limited.

(d)    Adjustment for Tax Benefit and Insurance Coverage.  The Parties shall make all appropriate adjustments for tax benefits and insurance coverage in determining the amount of any Loss and Expense for purposes of this Article VI, the intent being that Losses and Expenses recoverable by an Indemnified Party from an Indemnifying Party shall be net of any tax benefits and insurance proceeds available to or recovered by the Indemnified Party, taking into account any tax costs (or reduction in tax benefits) resulting from the indemnity payments and insurance proceeds.

    Section 6.06    Exclusive Remedy.  Except for any remedies set forth in Article VIII of this Agreement, the indemnification rights provided to the Parties pursuant to this Article VI, as limited by and subject to the provisions of this Article VI, shall be the Parties’ sole and exclusive remedy with respect to this Agreement, the other Transaction Agreements and the Yuma Transfer Agreement (if delivered) including with respect to any breach of any representation or warranty by, or covenant or obligation of the other Party under this Agreement the other Transaction Agreements and the Yuma Transfer Agreement (if delivered), other than with respect to (i) Tax indemnification claims under Article VII; (ii) a breach of the covenant contained in Section 10.05; and (iii) any action or inaction by a Party that constitutes fraud.

Section 6.07    Exclusion.  Notwithstanding anything to the contrary in this Article VI, Seller shall not be obligated under this Article VI to indemnify any Buyer Indemnified Party for any Loss and Expense that directly arises out of or results directly from any event, occurrence or state of facts disclosed in the Schedules to this Agreement.

ARTICLE VII
TAX MATTERS

    Section 7.01    Preparation. Any Tax Return to be prepared pursuant to the provisions of this Section 7.01 shall be prepared in a manner consistent with practices followed in prior years with respect to similar Tax Returns, except for changes required by changes in Applicable Law or fact.  Buyer shall not file an amended Tax Return for any period ending on or prior to the Closing Date without the written consent of Seller, which consent shall not be unreasonably withheld or delayed.  Seller shall not file an amended Tax Return, other than an amended Tax Return related to Income Tax, for any period ending on or prior to the Closing Date, without the written consent of Buyer, which consent shall not be unreasonably withheld or delayed.  The following provisions shall govern the allocation of responsibility as between Buyer and Seller for certain Tax matters following the Closing Date:

(a)    Tax Periods Ending on or Before the Closing Date.  Seller shall prepare or cause to be prepared and timely file or cause to be timely filed all Tax Returns for NBLLC for all periods ending on or prior to the Closing Date regardless of when they are to be filed.  Seller shall pay or cause to be paid the Taxes attributable to NBLLC with respect to such periods.

(b)    Tax Periods Beginning Before and Ending After the Closing Date.  Buyer shall prepare or cause to be prepared and file or cause to be filed any Tax Returns required to be filed by or with respect to income from assets or operations of NBLLC for Tax periods which begin before the Closing Date and end after the Closing Date (the “Overlap Period”).  Buyer shall pay or cause to be paid the Taxes attributable to NBLLC with respect to the Overlap Period.  Taxes with respect to the Overlap Period shall be allocated such that (i) in the case of Income Taxes, Seller shall be liable for an amount equal to the amount that would be payable if the taxable year ended on the Closing Date; and (ii) in the case of Taxes other than Income Taxes, Seller shall be liable for an amount equal to the amount of such Taxes multiplied by a fraction the numerator of which is the number of calendar days in the period ending on the Effective Date and the denominator of which is the number of calendar days in the Overlap Period.  With respect to Income Taxes, Buyer shall provide a statement of such amount net of any installments paid up to the Effective Date and credit carry forwards from prior periods and Seller shall pay this amount no later than ten (10) Business Days after receipt of such statement.  With respect to Taxes other than Income Taxes, Buyer shall provide a statement of such amount net of any installments paid up to the Effective Date, credit carry forwards from prior periods, adjusted for any amounts taken into account in determining Working Capital, and Seller shall pay this amount no later than ten (10) Business Days after receipt such statement.  Buyer shall provide to Seller such Tax Returns for review no latter than ten (10) Business Days prior to due of Tax Return for Seller comment on such Tax Returns.

(c)    Buyer to File.  Except as provided in Section 7.01(a) and (b) above, Buyer shall have the exclusive authority and obligation to prepare and file, or cause to be prepared and filed, all Tax Returns of NBLLC for all tax periods commencing from and after the Closing Date.

    Section 7.02    Access to Information.  After Closing, Seller shall grant to Buyer (or its designees) access at all reasonable times to all of the information, books, and records relating to NBLLC within the possession of Seller (including work papers and correspondence with taxing authorities), and shall afford Buyer (or its designees) the right (at Buyer’s expense) to take extracts therefrom and to make copies thereof, to the extent reasonably necessary to permit Buyer (or its designees) to prepare Tax Returns and to conduct negotiations with taxing authorities.  After Closing, Buyer shall grant or cause NBLLC to grant to Seller (or its designees) access at all reasonable times to all of the information, books and records relating to NBLLC within the possession of Buyer or NBLLC (including work papers and correspondence with taxing authorities), and shall afford Seller (or its designees) the right (at Seller’s expense) to take extracts therefrom and to make copies thereof, to the extent reasonably necessary to permit Seller (or its designees) to prepare Tax Returns and to conduct negotiations with taxing authorities.

    Section 7.03    Transfer Taxes.  If any Transfer Taxes are owed by either Party on account of the transactions contemplated by this Agreement, they shall be borne equally by Buyer and Seller.

    Section 7.04    Tax Sharing Agreements.  Seller shall terminate or cause to be terminated any and all of the tax sharing, allocation, indemnification or similar agreements, arrangements or undertakings in effect, written or unwritten, on or before the Closing Date as between Seller or any Affiliate thereof, on the one hand, and NBLLC, on the other hand, for all Taxes imposed by any government or taxing authority, regardless of the period in which such Taxes are imposed, and there shall be no continuing obligation to make any payments under any such agreements, arrangements or undertakings.

    Section 7.05    Controversies.

(a)    Buyer shall notify Seller within ten (10) Business Days of receipt by Buyer or any Affiliate of Buyer (including NBLLC after the Closing Date) of written notice of any inquiries, claims, assessments, audits or similar events with respect to Taxes for which Seller is or may be liable under this Agreement (any such inquiry, claim, assessment, audit or similar event, a “Tax Matter”).  Seller, or Seller’s representative, at its sole expense, shall have the authority to represent the interests of NBLLC with respect to any Tax Matter relating to any period ending on or prior to the Closing Date before the U.S. Internal Revenue Service, any other taxing authority, any other governmental agency or authority or any court and shall have the sole right to control the defense, compromise or other resolution of any such Tax Matter, including responding to inquiries, filing Tax Returns and contesting, defending against and resolving any assessment for additional Taxes or notice of Tax deficiency or other adjustment of Taxes of, or relating to, such Tax Matter; provided, however, that neither Seller nor any of its Affiliates shall enter into any settlement of or otherwise compromise any Tax Matter that adversely affects or may adversely affect the Tax liability of Buyer, NBLLC or any Affiliate of the foregoing for any period ending after the Closing Date, including the portion of the Overlap Period that is after the Closing Date, without the prior written consent of Buyer, which consent shall not be unreasonably withheld or delayed.  Seller or Seller’s representative shall keep Buyer fully and timely informed with respect to the commencement, status and nature of any Tax Matter and shall provide Buyer with a copy of all correspondence, notices and filings received or sent by Seller in connection with such proceedings.  Seller shall, in good faith, allow Buyer, at its sole expense, to make comments to Seller or Seller’s representative regarding the conduct of or positions taken in any such proceeding and to participate in such proceeding.

(b)    Except as otherwise provided in Section 7.05(a), from and after the Closing Buyer shall have the sole right to control any audit or examination by any taxing authority, initiate any claim for refund or amend any Tax Return, and contest, resolve and defend against any assessment for additional Taxes, notice of Tax deficiency or other adjustment of Taxes of, or relating to, the income, assets or operations of NBLLC; provided, however, that Buyer shall not, and shall cause its Affiliates (including NBLLC) not to, enter into any settlement of any contest or otherwise compromise any issue with respect to the portion of the Overlap Period ending on or prior to the Closing Date without the prior written consent of Seller, which consent shall not be unreasonably withheld or delayed.

    Section 7.06    Tax Indemnity.  Notwithstanding any other provisions of this Agreement, Section 7.05 and Section 7.06 shall apply to indemnifications by Seller to Buyer for, and shall be the sole remedy of Buyer in respect of, the losses described in the following sentence and such indemnifications shall not be subject to any limitations described in Section 6.05 hereof.  Notwithstanding any provision to the contrary contained in this Agreement, Seller agrees to indemnify, defend and hold harmless Buyer, its Affiliates (including NBLLC) after Closing (and their respective shareholders, officers, directors, employees and agents) against (i) all Taxes attributable to, or resulting from the breach of any representation or warranty made pursuant to Section 2.12 of this Agreement as of the Closing Date; (ii) all Income Taxes imposed on or asserted against the properties, income or operations of NBLLC, or for which NBLLC may otherwise be liable, for all periods or portions thereof prior to Closing; (iii) all Taxes, other than Income Taxes, imposed on or asserted against properties, income or operations of NBLLC, or for which NBLLC may otherwise be liable, for all periods or portions thereof prior to the Effective Date; (iv) all Taxes, except for Transfer Taxes (which are addressed in Section 7.03), imposed on NBLLC, or for which NBLLC may be liable, as a result of any transaction contemplated by this Agreement; (iv) all Taxes imposed on NBLLC as a result of the provisions of Treasury Regulations Section 1.1502-6 or the analogous provisions of any state, local or foreign law; and (v) all Income Taxes for which NBLLC is liable as a result of any election for NBLLC to be treated as other than a disregarded entity for US federal, state or local income tax purposes that is filed at any time on or prior to the Closing Date (other than any election filed by or at the behest of Buyer).

    Section 7.07   Tax Refunds.  Refunds of Taxes paid or payable with respect to Taxes attributable to NBLLC shall be paid within ten (10) Business Days as follows (or to the extent payable but not paid due to offset against other Taxes shall be paid by the Party receiving the benefit of the offset as follows):  (i) to Seller if attributable to Taxes with respect to any Tax year ending on or before the Closing Date or for any Tax year beginning before and ending after the Closing Date to the extent allocable to Seller (determined in a manner consistent with Section 7.01); and (ii) to Buyer if attributable to Taxes with respect to any Tax year beginning after the Closing Date or for any Tax year beginning before and ending after the Closing Date to the extent allocable to Buyer (determined in a manner consistent with Section 7.01).

    Section 7.08    Closing Tax Certificate.  On the Closing Date, Seller shall deliver to Buyer the Closing Tax Certificate (substantially in the form attached hereto as Exhibit D) (i) stating it is not a foreign corporation, foreign partnership, foreign trust or foreign estate, (ii) providing its U.S. Employer Identification Number, and (iii) providing its address, all pursuant to Section 1445 of the Code.

ARTICLE VIII
TERMINATION

    Section 8.01    Termination.  This Agreement may be terminated at any time prior to the Closing:

(a)    by mutual written consent of Buyer and Seller;

(b)    by either Buyer or Seller by written notice to the other Party if the Closing shall not have occurred before December 31, 2009; provided, that the right to terminate this Agreement pursuant to this Section 8.01(b) shall not be available to a Party whose failure to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur prior to such date; or

(c)    by either Buyer or Seller by written notice to the other Party if there shall have been a material breach or default of any of the representations, warranties, covenants or agreements of such other Party hereunder that reasonably cannot be or has not been cured within thirty (30) calendar days after delivery of written notification thereof by the terminating Party and which material breach or default would result in a failure to satisfy the conditions to Closing set forth in Section 5.02(a) or Section 5.03(a), as the case may be.

    Section 8.02    Effect of Termination.  If this Agreement is terminated in accordance with this Article VIII, all further obligations of the Parties hereunder shall terminate.  In the event of a termination contemplated hereby by any Party pursuant to this Article VIII, the transactions contemplated hereby shall be abandoned without further action by any Party hereto, and there shall be no obligation of or liability under this Agreement to any Party hereto, or their respective shareholders, directors, officers, employees, representatives or agents, except that this Section 8.02 and Sections 10.05, 10.08 and 10.09 shall survive termination of this Agreement.

ARTICLE IX
YUMA LATERAL PROJECT

    Section 9.01    Completion of Project.  From and after the Closing, Seller shall, in its discretion, have the right, but not the obligation, to attempt to complete the Yuma Lateral Project.  In furtherance of the foregoing, from and after the Closing, notwithstanding the fact that ownership of NBLLC shall have transferred from Seller to Buyer, Seller shall have the sole and exclusive right on behalf of and in the name of NBLLC to control and take all actions with respect to the Yuma Lateral Project and the Yuma Assets, including having the sole and exclusive right to conduct any and all discussions with APS, GBN, any Other Shipper, any Governmental Authority and any other Person with respect to the Yuma Lateral Project.  Buyer shall cause NBLLC (i) to take all actions with respect to the Yuma Lateral Project that are reasonably requested by Seller or one of its Affiliates, (ii) to have a duly authorized officer or officers of NBLLC execute in the name of NBLLC all documents with respect to the Yuma Lateral Project presented to NBLLC by Seller or one of its Affiliates for signature (including any amendments to the APS Agreement or the GBN Agreement and any Contract with any Other Shipper; provided, however, that if Seller presents to NBLLC for signature an amendment to the APS Agreement or a Contract with an Other Shipper that contains terms that are not consistent in all material respects with the tariff and other terms of NBLLC’s standard form of shipper agreement, then Buyer shall not be obligated to cause such amendment or Contract to be executed unless Buyer approves such amendment or Contract, such approval not to be unreasonably withheld) and (iii) not take any actions that would in any way adversely affect the efforts of Seller or any of its Affiliates to complete the Yuma Lateral Project.  Seller shall pay all Yuma Lateral Construction Costs that are incurred by Seller, Buyer or any of their Affiliates in connection with the completion of the Yuma Lateral Project.

    Section 9.02    Yuma Transfer.  If the Yuma Lateral Project is completed prior to the Yuma Termination Date, and the Yuma Cumulative Net Revenue is a positive number, Seller shall provide Buyer with a written notice (the “Yuma Transfer Notice”) that it will transfer the Other Yuma Assets to NBLLC and, except as provided in Section 9.03, cease to manage and control the Yuma Assets (the “Yuma Transfer”) together with (x) a statement detailing the Yuma Transfer Amount that will be payable by Buyer to Seller in connection with the Yuma Transfer (along with reasonably detailed supporting documentation) and (y) the schedules to the Yuma Transfer Agreement.  The Yuma Transfer Notice shall set forth the date on which the Yuma Transfer is to occur, which date shall be (a) at least 30 days after the date on which the Yuma Transfer Notice is delivered to Buyer and (b) as close as is reasonably practicable to the date on which service on the Yuma Lateral is to commence.  In connection with the Yuma Transfer, (i) Seller shall, and Buyer shall cause NBLLC to, execute and deliver a transfer agreement in the form attached hereto as Exhibit E (the “Yuma Transfer Agreement”) in order to evidence the transfer of the Other Yuma Assets from Seller to NBLLC and, subject to Section 9.03, to otherwise evidence the transfer of control of the Yuma Assets from Seller and its Affiliates to NBLLC and (ii) Buyer shall pay to Seller the Yuma Transfer Amount by wire transfer of immediately available funds to the account or accounts designated by Seller prior to the Yuma Transfer Date.

    Section 9.03    Other Shippers.  Notwithstanding the occurrence of the Yuma Transfer, between the Yuma Transfer Date and the Yuma Termination Date, (a) Seller shall continue to have the right to conduct discussions with Other Shippers in an effort to secure agreements with Other Shippers to ship on the Yuma Lateral and (b) Buyer shall cause NBLLC (i) to take all actions with respect to Other Shippers that are reasonably requested by Seller or one of its Affiliates, (ii) to have a duly authorized officer or officers of NBLLC execute in the name of NBLLC all Contracts with Other Shippers presented to NBLLC by Seller or one of its Affiliates for signature (provided, however, that if Seller presents to NBLLC for signature a Contract with an Other Shipper that contains terms that are not consistent in all material respects with the tariff and other terms of NBLLC’s standard form of shipper agreement, then Buyer shall not be obligated to cause such Contract to be executed unless Buyer approves such Contract, such approval not to be unreasonably withheld) and (iii) not take any actions that would in any way adversely effect the efforts of Seller or any of its Affiliates to reach agreement with any Other Shipper in accordance with this sentence.  If, prior to the Yuma Termination Date, Seller secures an agreement with an Other Shipper and such Other Shipper commences service on the Yuma Lateral prior to the Yuma Termination Date, then at least 30 days prior to the date on which service on the Yuma Lateral is to commence for such Other Shipper (or such lesser time as is reasonably practicable prior to the Yuma Termination Date) Seller shall provide to Buyer a statement detailing the Other Shipper Amount applicable to such Other Shipper and (b) on the date service on the Yuma Lateral commences for such Other Shipper (each such date, an “Other Shipper Payment Date”) Buyer shall pay to Seller the Other Shipper Amount applicable to such Other Shipper.  All amounts payable pursuant to this Section 9.03 shall be paid by wire transfer of immediately available funds to the account or accounts designated by Seller prior to date of payment.

Section 9.04    Mitigation.  From and after the Closing, Buyer shall, and shall cause NBLLC to, cooperate with Seller and its Affiliates and take all actions reasonably requested by Seller in connection with the efforts of Seller and its Affiliates to modify the terms and conditions of, and otherwise mitigate any damages, losses, costs, expenses and charges that may arise out of, the APS Agreement, the GBN Agreement or any other matter related to the Yuma Lateral Project.  Without limiting the generality of the foregoing or Buyer’s right of indemnification with respect to Yuma Indemnified Matters provided herein, and notwithstanding Section 6.04(c) or any provision herein to the contrary, Buyer shall, and shall cause NBLLC to, agree to any settlement and release with respect to any Yuma Indemnified Matter as may be requested by Seller.  It is understood and agreed that any claims that NBLLC may have against APS, GBN or any other party arising out of actions taken with respect to the Yuma Lateral Project prior to the Yuma Transfer Date shall be for the benefit of and liability of, and shall be solely controlled by, Seller.

Section 9.05    Seller GBN Guaranty.  Upon the consummation of the Yuma Transfer and continuing until the Seller GBN Guaranty is fully and unconditional released, Buyer shall use its commercially reasonable efforts to take such actions as will result in the full and unconditional release of the Seller GBN Guaranty, including, if appropriate, providing credit support.

Section 9.06    Statement of Final Costs.  Within six months of the Yuma Transfer Date, pursuant to Section 157.20(c)(3) of the Federal Energy Regulatory Commission’s Regulations,  Seller shall provide Buyer with a statement of final costs with respect to the Yuma Lateral Project.

Section 9.07    Dispute Right.  If, after the Yuma Transfer Date or an Other Shipper Payment Date, Buyer desires to challenge the Yuma Transfer Amount or the Other Shipper Amount as set forth on the statement deliver by Seller to Buyer prior to such date in accordance with the terms hereof, Buyer shall notify Seller in writing of such dispute, and provide a reasonably detailed description of the basis of such dispute, within sixty (60) days after Buyer’s receipt of the applicable statement.  In the event of such a dispute, Buyer and Seller shall attempt to reconcile their differences and any resolution by them as to any disputed amounts shall be final, binding and conclusive on the Parties.  If Buyer and Seller are unable to reach a resolution of any such differences within thirty (30) days after Seller’s receipt of Buyer’s written notice of dispute, Buyer and Seller shall submit the amounts remaining in dispute for determination and resolution to the Independent Accounting Firm, which shall be instructed to determine and report to the Parties, within thirty (30) days after such submission, a resolution of such remaining disputed amounts, and such resolution shall be final, binding and conclusive on the Parties hereto with respect to the remaining amounts disputed.  The fees and disbursements of the Independent Accounting Firm shall be shared equally by Buyer and Seller.  Within five (5) Business Days of the resolution of such dispute, the Parties shall settle their dispute in accordance with the final and binding resolution thereof.

Section 9.08    Yuma Termination Date.  It is understood and agreed that if the Yuma Transfer does not occur prior to the Yuma Termination Date, then, unless the Parties agree otherwise, the Yuma Transfer will not occur, no Deferred Yuma Compensation Amount will be paid and the Other Yuma Assets will continue to be owned by Seller.

ARTICLE X
MISCELLANEOUS

Section 10.01    Modification.  This Agreement may be amended or modified only by a written instrument executed by Buyer and Seller.

Section 10.02    Notices.  All notices which are required or may be given pursuant to the terms of this Agreement shall be in writing and shall be deemed given: (i) the next Business Day after being sent by Federal Express or any other recognized overnight courier service providing delivery confirmation; (ii) three Business Days after mailing by certified or registered mail, with postage prepaid and with return receipt requested; or (iii) when a confirmation is received after being sent by legible facsimile transmission, addressed as follows:

If to Seller to:	Gas Transmission Northwest Corporation 1400 SW Fifth Avenue, Suite 900 Portland, Oregon 97201 Attention: Corporate Secretary Fax: (503) 402 4004

with a copy (which shall not constitute notice) to:

TransCanada PipeLines Limited 450 – 1st Street S.W. Calgary, Alberta Canada T2P 5H1 Attention: General Counsel Fax: (403) 920-2411

If to Buyer to:	TC PipeLines Intermediate Limited Partnership c/o TC PipeLines GP, Inc. 450 1st Street, S.W. Calgary, Alberta Canada T2P 5H1 Attention: Secretary Fax: (403) 920-2460

with a copy (which shall not constitute notice) to:

Alan Talkington, Esq. Orrick, Herrington & Sutcliffe LLP 405 Howard Street San Francisco, CA 94105

or to such other address or addresses as any Party shall have designated by notice in writing to the other Party in accordance with this Section 10.02.

Section 10.03    Entire Agreement.  The Transaction Agreements and all the other documents executed and delivered by Buyer and Seller pursuant hereto (or as contemplated hereby), contain the entire understanding of the Parties with respect to the subject matter of this Agreement, and there are no representations, warranties, covenants or agreements other than those expressly set forth herein or therein.  This Agreement supersedes all prior agreements and understandings between the Parties with respect to the subject matter of this Agreement.

Section 10.04    Successors and Assigns.  This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns.

Section 10.05    Press Releases.  The initial press release or releases to be issued in connection with the execution of this Agreement shall be mutually agreed upon by the Parties prior to the issuance thereof.  Prior to the fifth Business Day prior to the Closing, Buyer and Seller shall consult with each other before they or any of their Affiliates issue any other press release or otherwise make any other public statement with respect to this Agreement or the transactions contemplated hereby.  Following any termination of this Agreement, Buyer and Seller shall consult with each other before they or any of their Affiliates issue any other press release or otherwise make any other public statement with respect to such termination.  Buyer and Seller and their Affiliates shall not issue any other press release or make any such other public statement prior to any consultation (but no approval thereof shall be required), except as may be required by Applicable Law or stock exchange rule.

Section 10.06    Assignment.  This Agreement, and any right or obligation hereunder, may be assigned or delegated (in whole or in part) only in accordance with this Section 10.06.  Upon the prior, written consent of the other Party hereto, a Party may assign this Agreement or a right hereunder, or delegate an obligation hereunder, to another Person.

Section 10.07    Severability.  The terms of this Agreement are fully severable, and the decision or judgment of any court of competent jurisdiction rendering void or unenforceable any one or more of such terms shall not render void or unenforceable any of the other terms hereof.

Section 10.08    Captions; Article and Section References.  The caption at the heading of each Article and Section of this Agreement is for convenience of reference only and is not to be deemed a part of the Agreement itself and shall not affect the meaning or interpretation of this Agreement.  Article and Section references are to the Articles and Sections of this Agreement unless otherwise indicated.

Section 10.09    Choice of Law.  This Agreement shall be construed and enforced in accordance with the laws of the State of New York, without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York.

Section 10.10    Counterparts.  This Agreement may be executed and delivered in one or more counterparts, including facsimile counterparts with originals to follow, each of which shall be deemed to be part of one and the same original document.

Section 10.11    Waiver.  Any of the terms and conditions of this Agreement may be waived only in writing at any time on or prior to the Closing Date by the Party entitled to the benefits thereof.  No waiver by any Party of any breach of this Agreement shall be deemed a waiver of any subsequent breach of the same or any other provision.

Section 10.12    Construction.  The Parties have participated jointly in the negotiation and drafting of this Agreement.  If an ambiguity or question of intent or interpretation arises, no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.  Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise.  For the purposes hereof, (i) words in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include the other gender as the context requires; (ii) the terms “hereof,” “herein,” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (including all of the appendices and exhibits hereto) and not to any particular provision of this Agreement, and Article, Section, paragraph, appendix and exhibit references are to the Articles, Sections, paragraphs, appendices and exhibits to this Agreement unless otherwise specified; (iii) the word “including” and words of similar import when used in this Agreement shall mean “including without limitation” unless the context otherwise requires or unless otherwise specified; (iv) the phrase “ordinary course of business” or “normal course” or any similar phrase shall mean “ordinary course of business consistent with past practice” unless the context requires otherwise or unless otherwise specified; (v) all references to any period of days shall be deemed to be to the relevant number of calendar days unless otherwise specified; and (vi) all monies are deemed to be in U.S. dollars unless otherwise stated.

Section 10.13    Incorporation of Exhibits, Schedules and Appendices.  Any Exhibits, Schedules, and Appendices identified in this Agreement are incorporated herein by reference and made a part hereof.

Section 10.14    No Third-Party Beneficiaries.  This Agreement shall not confer any rights or remedies upon any Person other than the Parties, the Buyer Indemnified Parties, the Seller Indemnified Parties and their respective successors and permitted assigns.

Section 10.15    No Consequential or Punitive Damages.  No Party shall be liable to any other Party or Person for any consequential, exemplary, special or punitive damages in connection with this Agreement, the other Transaction Agreements or the Yuma Transfer Agreement (if delivered).

Section 10.16    Time of Essence.  Time is of the essence under this Agreement.

Section 10.17    Defined Terms.  For purposes of this Agreement, the terms set forth in Appendix A hereto shall have the meanings set forth therein.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by duly authorized officers of the Parties as of the day and year first above written.

GAS TRANSMISSION NORTHWEST CORPORATION

By:  /s/ Jeffrey R. Rush
Name:  Jeffrey R. Rush
Title:  Vice President

By:  /s/ Russell K. Girling
Name:  Russell K. Girling
Title:  President

TC PIPELINES INTERMEDIATE LIMITED PARTNERSHIP

by TC PipeLines GP, Inc., its General Partner

By:  /s/ Mark Zimmerman
Name:  Mark Zimmerman
Title:  President

By:/s/ Amy W. Leong
Name:  Amy W. Leong
Title:  Principal Financial Officer and Controller

[Signature Page to Agreement for Purchase and Sale]

APPENDIX A

DEFINITIONS

As used in this Agreement, the following terms shall have the following meanings:

“Acquisition Date” means November 1, 2004.

“Adjustment Statement” has the meaning set forth in Section 1.03(a).

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, controls, is controlled by, or, through one or more intermediaries, is under direct or indirect common control with, such Person.  A Person shall be deemed to control another Person if such Person possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of such other Person, whether through the ownership of voting securities, by contract or otherwise.  For the avoidance of doubt, any officer and director of a Person shall be deemed to be an Affiliate of such Person.  Notwithstanding the foregoing, Buyer and Seller shall not be considered Affiliates of one another for the purposes of this Agreement.

“Aggregate Revenues” means an amount equal to the aggregate, over the term of the APS Agreement or Contract with an Other Shipper, of the revenues relating to APS or the applicable Other Shipper (as applicable) arising from (i) services provided to APS or the applicable Other Shipper (as applicable) on the Yuma Lateral pursuant to the APS Agreement or the Contract with the applicable Other Shipper (as applicable), (ii)  Third Party Charges related to the Algodones Lateral (as such Third Party Charges are defined in the APS Agreement or the Contract with the applicable Other Shipper (as applicable)) and (iii) NBLLC’s share of Mainline Capacity related to the APS Agreement or Contract with the applicable Other Shipper (as applicable) as determined in accordance Section 5.2 of the Joint Operating and Development Agreement between GBN and NBLLC.  For the purposes of this calculation, if the APS Agreement or Contract with the Other Shipper allows APS or the applicable Other Shipper an option to reduce maximum daily quantity during the term of APS Agreement or Contract with the Other Shipper (a ramp-down option), it will be assumed such option is taken by APS or the applicable Other Shipper.

“Algodones Lateral” means the approximately 3.14 mile pipeline lateral from the Gasoducto Mainline near Algodones, Mexico to the Mexico/US Border near Yuma, Arizona.

“Agreement” has the meaning set forth in the preamble.

“Aggregate Forecasted Revenues” means an amount equal to the aggregate, over the term of the APS Agreement or Contract with an Other Shipper, of the revenues relating to APS or the applicable Other Shipper (as applicable) arising from (i) services provided to APS or the applicable Other Shipper (as applicable) on the Yuma Lateral pursuant to the APS Agreement or the Contract with the applicable Other Shipper (as applicable), (ii)  Third Party Charges related to the Algodones Lateral (as such Third Party Charges are defined in the APS Agreement or the Contract with the applicable Other Shipper (as applicable)) and (iii) NBLLC’s share of Mainline Capacity related to the APS Agreement or Contract with the applicable Other Shipper (as applicable) as determined in accordance Section 5.2 of the Joint Operating and Development Agreement between GBN and NBLLC.  For the purposes of this calculation, if the APS Agreement or Contract with the Other Shipper allows APS or the applicable Other Shipper an option to reduce maximum daily quantity during the term of APS Agreement or Contract with the Other Shipper (a ramp-down option), it will be assumed such option is taken by APS or the applicable Other Shipper.  For the purposes of this calculation, if the term of the APS Agreement or any Contract with an Other Shipper is less than  fifteen (15) years, it will be assumed that 50% of the maximum daily quantity is re-contracted at the Initial Rate between the end of the initial term and the fifteenth year of the term.

Appendix A-1

“Aggregate Service Costs” means the aggregate, over the term of the GBN Agreement, of costs charged by GBN to NBLLC for service with respect to the Algodones Lateral under the terms of the GBN Agreement.

“Applicable Law” means, with respect to any Person, any statute, law, regulation, ordinance, rule, judgment, rule of common law, order or decree, directive, guideline, policy, requirement, or other governmental restriction or any similar form of decision of, or determination by, or any interpretation or administration of any of the foregoing by, any Governmental Authority, whether in effect as of the date hereof or thereafter, and in each case as amended, applicable to such Person or its subsidiaries or their respective assets.

“APS” means Arizona Public Service Company, an Arizona corporation.

“APS Agreement” means that certain Precedent Agreement for Firm Natural Gas Transportation Service, dated May 1, 2007, by and between NBLLC and APS (as amended), and all other Contracts between NBLLC and APS (or any of their respective Affiliates) related thereto.

“Asset Acquisition Statement” has the meaning set forth in Section 1.04.

“Assignment and Assumption Agreement” means the agreement attached as Exhibit F hereto.

“Base Purchase Price” means $270,000,000.

“Business” means NBLLC’s business of owning and operating the Pipeline and transporting natural gas on its system pursuant to transportation contracts with shippers.

“Business Day” means any day on which banks are generally open to conduct business in New York, New York and Calgary, Alberta.

“Buyer” has the meaning set forth in the preamble.

“Buyer Closing Certificate” has the meaning set forth in Section 5.02(a).

“Buyer Indemnified Parties” has the meaning set forth in Section 6.02(a).

“Buyer Required Regulatory Approvals” means the termination of any applicable waiting periods under the HSR Act.

Appendix A-2

“Claim” has the meaning set forth in Section 6.04(b).

“Closing” has the meaning set forth in Section 1.05.

“Closing Date” has the meaning set forth in Section 1.05.

“Closing Payment” means the Base Purchase Price adjusted as follows: (i) if the Estimated Working Capital is in excess of the Reference Amount, the Closing Payment shall be increased by the amount of such excess, (ii) if the Estimated Working Capital is less than the Reference Amount, the Closing Payment shall be decreased by the amount of the deficiency, (iii) if the Effective Date is prior to the Closing Date, the Closing Payment shall be increased by the Interest Amount and (iv) if the Effective Date is after the Closing Date, the Closing Payment shall be decreased by the Interest Amount.

“Closing Statement” has the meaning set forth in Section 1.06(a).

“Closing Tax Certificate” has the meaning set for in Section 1.07(d).

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Contract” means any note, bond, indenture, mortgage, deed of trust, lease, franchise, permit, authorization, license, contract, instrument, employee benefit plan or practice, or other agreement, obligation or commitment or concession of any nature.

“Cumulative Net Revenues” means an amount equal to (1) the Aggregate Forecasted Revenues with respect to APS and the Other Shippers (if any) that are to commence service on the Yuma Lateral on or around the Yuma Transfer Date minus (2) Aggregate Service Costs.

“Current Assets” means the aggregate of (i) Cash, (ii) Accounts Receivable (other than Accounts Receivable from Associated Companies), (iii) Plant Material and Operating Supplies and (iv) Prepayments, in each case calculated in accordance with GAAP and in a manner consistent with the Proforma 12/31 Balance Sheet.  For the avoidance of doubt, Current Assets shall not include Misc. Current Assets.

“Current Liabilities” means the aggregate of (i) Accounts Payable, (ii) Payables to Associated Companies, (iii) Accrued Taxes Other than Income and (iv) Other Current and Accrued Liabilities, in each case calculated in accordance with GAAP and in a manner consistent with the Proforma 12/31 Balance Sheet.  For the avoidance of doubt, Current Liabilities shall not include Accrued Income Taxes.

“Deferred Yuma Compensation Amount” means the aggregate amount of (i) the Yuma Transfer Amount and (ii) the aggregate of the Other Shipper Amounts paid by Buyer to Seller in accordance with this Agreement; provided, that such amount shall not exceed $10,000,000.

“Dispute” means any dispute, controversy or claim arising out or relating to this Agreement or the breach, termination or validity thereof.

“Effective Date” means July 1, 2009.

Appendix A-3

“Environmental Laws” means any foreign, federal, state or local law, statute, ordinance, order, decree, rule or regulation relating to releases, discharges, emissions or disposals to air, water, land or groundwater of Hazardous Materials; to the use, handling, transport, release or disposal of polychlorinated biphenyls, asbestos or urea formaldehyde or any other Hazardous Material; to the treatment, storage, disposal or management of Hazardous Materials; to exposure to toxic, hazardous or other controlled, prohibited or regulated substances; to health or safety in the workplace; and to the protection of the public’s health and safety and the environment, including the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. 9601, et seq., the Resource Conservation and Recovery Act, 42 U.S.C. 6901, et seq., the Toxic Substances Control Act, 15 U.S.C. 2601, et seq., the Occupational, Safety and Health Act, 29 U.S.C. 651, et seq., the Clean Air Act, 42 U.S.C. 7401, et seq., the Federal Water Pollution Control Act, 33 U.S.C. 1251, et seq., the Safe Drinking Water Act, 42 U.S.C. 300f, et seq., the Hazardous Materials Transportation Act, 49 U.S.C. 1802 et seq. and the Emergency Planning and Community Right to Know Act, 42 U.S.C. 11001 et seq., and other comparable foreign, state and local laws and all rules, regulations and guidance documents promulgated pursuant thereto or published hereunder.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time and the regulations promulgated and rulings issued hereunder.

“Estimated Purchase Price” means the Base Purchase Price, adjusted as follows: (x) if the Estimated Working Capital is in excess of the Reference Amount, the Base Purchase Price shall be increased by the amount of such excess in order to determine the Estimated Purchase Price and (y) if the Estimated Working Capital is less than the Reference Amount, the Base Purchase Price shall be decreased by the amount of the deficiency in order to determine the Estimated Purchase Price.

“Estimated Working Capital” means Seller’s good faith estimate of the Working Capital as of the Effective Date.

“Excluded Assets” means two KC7 Roll Royce Engines; Unit C having serial number ASP 2225, Skid/RT Model: RT24-1-1A#1 SN:1098RT, and Compressor Model: RC2BB14,  SN: 511001901; located at the North Baja Warehouse in Ehrenburg and Unit D having serial number 2202, Skid/RT Model: RT24-1-1A#1 SN:1100RT and Compressor Model: RC2BB14,  SN: 1903RC currently located with Roll Royce.

“Financial Statements” has the meaning set forth in Section 2.10.

“First Year Costs” means the aggregate of (i) $415,000 and (ii) First Year Service Costs.

“First Year Net Revenues” means an amount equal to (1) the First Year Revenues with respect to APS and the Other Shipper (if any) that are to commence service on the Yuma Lateral on or around the Yuma Transfer Date, minus (2) First Year Service Costs.

“First Year Revenues” means an amount equal to the aggregate of the revenues relating to the first year of service provided to APS or the applicable Other Shipper (as applicable) arising from (i) services provided to APS or the applicable Other Shipper (as applicable) on the Yuma Lateral pursuant to the APS Agreement or the agreement with the applicable Other Shipper (as applicable), (ii)  Third Party Charges  related to the Algodones Lateral (as such Third Party Charges are defined in the APS Agreement or the agreement with the applicable Other Shipper (as applicable)) and (iii) NBLLC’s share of Mainline Capacity related to APS or the applicable Other Shipper (as applicable) as determined in accordance Section 5.2 of the Joint Operating and Development Agreement between GBN and NBLLC

Appendix A-4

“First Year Service Costs” means the aggregate cost charged by GBN to NBLLC for the first year of service with respect to the Algodones Lateral under the terms of the GBN Agreement.

“GAAP” means U.S. generally accepted accounting principles.  All references to GAAP shall mean GAAP as in effect on the date hereof, unless otherwise specified.

“GBN” means Gasoducto BajaNorte S. de R. L. de C.V., a Mexican sociedad de responsabilidad limitada de capital variable.

“GBN Agreement” means that certain Firm Transportation Precedent Agreement, dated May 1, 2007, by and between NBLLC and GBN (as amended), and all other Contracts between NBLLC and GBN (or any of their respective Affiliates) related thereto (other than the Seller GBN Guaranty).

“Governmental Authority” means any federal, state, county, municipal, regional or other governmental authority, agency, board, body, instrumentality, commission or political subdivision of any of the foregoing, or court.

“Hazardous Material” means any substance, waste, pollutant, contaminant or material subject to regulation under any Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Identified Representations” has the meaning set forth in Section 6.01.

“IDR Transaction” has the meaning set forth in the recitals.

“Income Tax” means federal, state, local, or foreign income or franchise Taxes or other similar Taxes measured in whole or in part by income and any interest and penalties or additions thereon.

“Indemnified Party” has the meaning set forth in Section 6.04(a).

“Indemnifying Party” has the meaning set forth in Section 6.04(a).

“Independent Accounting Firm” means an independent nationally recognized accounting firm as mutually selected by Seller and Buyer.

“Interest Amount” means notional interest (calculated based on the actual number of days elapsed, assuming a 360-day year) on the Estimated Purchase Price at the Prime Rate (i) if the Effective Date is prior to the Closing Date, from (and including) the Effective Date to (and excluding) the Closing Date or (ii) if the Effective Date is after the Closing Date, from (and including) the Closing Date to (and excluding) the Effective Date.

Appendix A-5

“Knowledge” as it relates to Seller means the actual knowledge of Henry Morse Jr., Director of Project Development.

“Lien” means any lien, pledge, charge, claim, security interest, purchase agreement, option, restriction on transfer or other recorded encumbrance of any nature whatsoever, whether consensual, statutory or otherwise.

“Limited Partnership” has the meaning set forth in the recitals.

“Loss and Expense” has the meaning set forth in Section 6.02.

“Mainline Capacity” means capacity on either (i) the Pipeline for all or a portion of the pipeline from Ehrenberg to the US/Mexico border or (ii) Gasoducto BajaNorte for all or a portion of the pipeline from US/Mexico border to the Energia Costa Azul Terminal near Rosarito, North Baja Mexico.

“Material” means material in relation to the business or operations of NBLLC taken as a whole.

“Material Adverse Effect” means any circumstance, change, or effect that is materially adverse to the financial condition or results of operations of NBLLC taken as a whole or that impedes or delays the ability of Seller to perform its obligations under this Agreement or to consummate the transactions contemplated hereby, other than (i) any adverse circumstance, change, or effect arising from or relating to general business or economic conditions in the industries or markets in which NBLLC operates not having a materially disproportionate affect on NBLLC as compared to other participants in such industry or market, including (A) changes in national or regional gathering, pipeline, or storage facilities or (B) rules, regulations, or decisions of FERC or the courts affecting the natural gas transportation industry as a whole or the natural gas storage industry as a whole, (ii) any adverse circumstance, change, or effect arising from weather conditions, including unexpected or harsh weather conditions, (iii) seasonal reductions in revenues or earnings of NBLLC in the ordinary course of business consistent with past periods, (iv) national or international political, diplomatic, or military conditions (including any engagement in hostilities, whether or not pursuant to a declaration of war, or the occurrence of any military or terrorist attack) not disproportionately affecting NBLLC, (v) changes in GAAP, (vi) changes in Applicable Laws not disproportionately affecting NBLLC, (vii)  the failure of Seller or NBLLC to take any action for which Seller in good faith requests Buyer’s written consent under Section 4.04 and Buyer refuses to provide such consent, (viii) any changes in prices for commodities, goods, or services, or the availability or costs of hedges or other derivatives, including fluctuations in interest rates, (ix) any matter that is expressly disclosed in the Schedules as of the date of execution of this Agreement, and (x) the execution and delivery or announcement of this Agreement.  The Parties agree that any determination as to whether a change, effect, event, or occurrence is a Material Adverse Effect shall be made after taking into account and considering all matters relevant to such analysis, including (x) all amounts, if any, recognized by the Person and its Affiliates, as applicable, under insurance or third-party indemnifications or similar agreements, and (y) all Tax benefits with respect to such change, effect, event, or occurrence.

Appendix A-6

“Material NBLLC Agreements” has the meaning set forth in Section 2.18.

“NB Yuma Assets” means the assets, Permits and Contracts related to the Yuma Lateral Project that are held by, or in the name of, NBLLC.

“NBLLC” has the meaning set forth in the recitals.

“NBLLC Agreement” has the meaning set forth in the recitals.

“NBLLC Budget” means the budget attached hereto as Exhibit G.

“Notifying Party” has the meaning set forth in Section 6.04(a).

“Overlap Period” has the meaning set forth in Section 7.01(b).

“Other Shipper” means any shipper other than APS that ships natural gas on the Yuma Lateral, including Imperial Irrigation District, Southwest Gas Corporation and CalEnergy Generation.

“Other Shipper Amount” means, with respect to any Other Shipper, (i) the Aggregate Forecasted Revenues with respect to such Other Shipper, times (ii) 0.5

“Other Shipper Payment Date” has the meaning set forth in Section 9.03.

“Other Yuma Assets” means the assets, Permits and Contracts exclusively related to the Yuma Lateral Project that are held by, or in the name of, Seller.

“Party” has the meaning set forth in the preamble.

“Permit” means any permit, license, approval or other authorization required or granted by any Governmental Authority.

“Permitted Encumbrances” means (i) defects, imperfections or irregularities in title (including easements, rights-of-way, covenants, conditions, restrictions, and other matters affecting title to real property) that are not material in character, amount, extent with respect to the asset or assets to which they relate or, together with any other such defects, imperfections or irregularities, in the aggregate; (ii) encumbrances created by or referenced in any of the Material NBLLC Agreements; (iii) encumbrances created by Buyer, or their successors and assigns, (iv) Liens for Taxes not yet due and payable, and (v) statutory Liens (including materialmen’s, mechanic’s, repairmen’s, landlord’s and other similar Liens) arising in connection with the ordinary course of business securing payments not yet due and payable.

“Person” means a person, corporation, partnership, limited liability company, joint venture, trust or other entity or organization.

Appendix A-7

“Pipeline” means, collectively with all associated laterals and meter stations, a natural gas pipeline system consisting of the North Baja Pipeline, plus any expansions or improvements undertaken, in whole or in part, by NBLLC or any of its Affiliates.

“Prime Rate” means the prime interest rate reported in The Wall Street Journal.

“Proforma Financial Statements” means the proforma financial statements of NBLLC attached as Schedule A-7 which have been adjusted to give proforma effect to the Recapitalization of NBLLC  immediately prior to Closing.

“Proforma 12/31 Balance Sheet” means the balance sheet included in the Proforma Financial Statements.

“Purchase Price” has the meaning set forth in Section 1.02.

“Qualifying Claim” has the meaning set forth in Section 6.05(a).

“Recapitalization” means the subscription by Seller for additional membership units in NBLLC as payment in full for debt in the amount of US$75,000,000.00 pursuant to that certain Promissory Note dated as of September 24, 2002 by NBLLC in favor of Seller.

“Reference Amount” means $648,000, which amount is equal to the Working Capital as of December 31, 2008 as determined based on the Proforma 12/31 Balance Sheet.

“Reputable Insurer” means any financially sound and responsible insurance provider rated “A-X” or better by A.M. Best Company (or if such ratings cease to be published generally for the insurance industry, meeting comparable financial standards then applicable to the insurance industry).

“Request” has the meaning set forth in Section 4.06.

“Rockford Indemnified Matters” any amounts owed to Rockford Corporation pursuant to (i) the agreement entered into between Seller and Rockford Corporation in July 2007 with respect to the expansion of the Pipeline or (ii) claims by Rockford Corporation related thereto.

“Securities Act” means the federal Securities Act of 1933, as amended.

“Seller” has the meaning set forth in preamble.

“Seller Closing Certificate” has the meaning set forth in Section 5.03(a).

“Seller GBN Guaranty” means that certain Guaranty, dated May 10, 2007, by Seller for the benefit of GBN.

“Seller Indemnified Parties” has the meaning set forth in Section 6.03(a).

“Seller LLC Interest” has the meaning set forth in the recitals.

Appendix A-8

“Seller Required Approvals” means the termination of any applicable waiting periods under the HSR Act.

“Tax” or “Taxes” means all income, gross receipts, profits, franchise, sales, use, ad valorem, occupation, property (including in lieu-of-taxes), capital, environmental, employment, severance, excise, workers’ compensation, social security, withholding or similar taxes or other governmental fees or charges of a similar nature, however denominated, imposed by any federal, state, local, foreign or other political subdivision taxing authority, whether imposed directly on a person or resulting under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise, and including any interest and penalties (civil or criminal) on or additions to any such taxes or in respect of a failure to comply with any requirement relating to any Tax Return and any expenses incurred in connection with the determination, settlement or litigation of any tax liability.

“Tax Dispute Notice” has the meaning set forth in Section 1.04.

“Tax Matter” has the meaning set forth in Section 7.05(a).

“Tax Return” means any return, report, statement, information or other document including any amendment thereto filed or to be filed or required to be filed or supplied to any federal, state, local or foreign Tax authority or any other government entity with respect to Taxes, including, where permitted or required, combined, consolidated, unitary or any similar returns for any group of entities.

“Third Party Claim” has the meaning set forth in Section 6.04(c).

“Transaction Agreements” means this Agreement and the Assignment and Assumption Agreement, collectively.

“Transfer Taxes” means any and all transfer Taxes, including sales taxes, use, excise, stock, stamp, documentary, filing, recording, permit, license, authorization, and similar Taxes fees, duties, levies, customs, tariffs, imposts, assessments, obligations and charges.

“Violation” has the meaning set forth in Section 2.03(a).

“Working Capital” means (i) Current Assets, minus (ii) Current Liabilities.  For the avoidance of doubt, Working Capital may be a negative number.

“Yuma Assets” means, collectively, the NB Yuma Assets and the Other Yuma Assets.

“Yuma Cumulative Net Revenue” means an amount equal to (1) Aggregate Revenues with respect to APS and the Other Shippers (if any) that are to commence service on the Yuma Lateral on or around the Yuma Transfer Date minus (2) Aggregate Service Costs.

“Yuma Indemnified Matters” means (i) any claims by or amounts owed to APS pursuant to the APS Agreement with respect to matters to the extent related to the period prior to the Yuma Transfer Date, including any amounts owing to APS in connection with the termination of the APS Agreement, (ii) any claims by or amounts owed to GBN pursuant to the GBN Agreement with respect to matters to the extent related to the period prior to the Yuma Transfer Date, including any amounts owing to GBN in connection with the delay in commencement of service of the Yuma Lateral Project and (A) until the Yuma Transfer occurs, all other matters relating to the Yuma Lateral Project or the Yuma Assets to the extent related to the period prior to the Yuma Transfer Date and (B) once the Yuma Transfer occurs, all matters set forth on the Schedules to the Yuma Transfer Agreement (other than Schedule 2.7 - Material Yuma Agreements).

Appendix A-9

“Yuma Lateral” means the pipeline that will be built pursuant to the Yuma Lateral Project.

“Yuma Lateral Construction Costs” means all costs and expenses, including any sales taxes and fees, that Seller or Buyer may assume, incur, pay or otherwise become liable for the payment of which in connection with the planning, design, permitting, engineering and construction of the Yuma Lateral Project, including the related acquisition or procurement of all necessary properties, rights of way, services, materials and supplies and Permits.  Yuma Lateral Construction Costs shall also include costs related to the directional drilling for the U.S. portion of the Colorado River crossing, as defined in Exhibit D of the GBN Agreement, but shall not include any fees related to providing service once construction is complete.

“Yuma Lateral Project” means the pipeline project under construction to transport natural gas from the Mexico/Arizona border to the Yucca Power Plant located near Yuma City, Arizona and having the FERC Docket No. CP08-152-000.

“Yuma Termination Date” means June 30, 2010

“Yuma Transfer” has the meaning set forth in Section 9.02.

“Yuma Transfer Agreement” has the meaning set forth in Section 9.02.

“Yuma Transfer Amount” means (i) (A) the First Year Revenues with respect to APS and the Other Shippers (if any) that are to commence service on the Yuma Lateral on or around the Yuma Transfer Date, minus (B) the First Year Costs, times (ii) the Yuma Transfer Multiplier.

“Yuma Transfer Date” means the date on which the Yuma Transfer takes place.

“Yuma Transfer Multiplier” means 0.5 times (1) Cumulative Net Revenues divided by (2) First Year Net Revenues

“Yuma Transfer Notice” has the meaning set forth in Section 9.02.

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Appendix A-10